UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

20 August 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

This report on Form 6-K contains the following:

1.	Telecom Q4 results – media release

2.	Telecom Q4 results – condensed accounts

3.	Telecom Q4 results – management commentary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 20 August 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Media Release

20 AUGUST, 2010

TELECOM DELIVERS TURNAROUND IN FREE CASH FLOW

Telecom New Zealand has today announced adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation (EBITDA) of NZ$1,764 million for the year to 30 June 2010, down 0.2% on the previous financial year and in line with guidance.

“Telecom has halted the significant earnings decline of the previous two years and achieved notable improvements in the trajectory of each of its businesses,” said Paul Reynolds, CEO, Telecom. “In a year of further recessionary and regulatory impacts, it is especially pleasing to have delivered strong growth in free cash flow of $126m, or 28%, the first such growth since the regulatory shock of 2006. Our transformation and turnaround programme is on track.”

“Our focus on managing costs has delivered $249m of cost removed from the business during the year, with labour costs down around 3% in the fourth quarter. Capital expenditure was reduced by $130m compared to the previous year.”

While adjusted revenue and other gains for the year fell by 6.3% to $5,271m, mainly reflecting continued competitive and price pressure in the legacy fixed line businesses, adjusted operating expenses fell faster, to $3,507m, a 9.1% decrease on the prior year.

“Chorus, Gen-i and AAPT have each delivered EBITDA growth for the year, and the turnaround in the Retail business is on track for FY11.

“The XT mobile network continued to grow strongly during Q4, with 712,000 customer connections at 30 June 2010, up 20% on the previous quarter. Total Gen-i mobile revenues were up 12% and Retail mobile broadband revenues were up 98% on Q4 FY09.”

Fixed broadband market growth was stable at around 10% in Q4, with Telecom Retail’s market share steady at 56%.

“On Ultra-fast Broadband (UFB), Telecom has submitted a revised proposal that delivers the Government’s fibre vision through a package of co-investment, structural separation and integration of UFB with the Rural Broadband Initiative. We look forward to engaging further with Crown Fibre Holdings and the Government on the commercial, regulatory and legislative components of our proposal,” Dr Reynolds said.

ADJUSTED INCOME STATEMENT

Year ended 30 June	2010 $M	2009 $M	Change %
Revenue	5,271	5,626	-6.3%
EBITDA	1,764	1,768	-0.2%
EBIT	732	851	-14.0%
Net Earnings	382	483	-20.9%
EPS	20	26	-23.1%
DPS	24	24	0.0%

Free Cash Flow	581	455	27.6%

CHORUS

Chorus reported EBITDA of $192m for the quarter, flat on the equivalent quarter last year.

“The number of access lines reduced by just 14,000 in the year, suggesting that fixed to mobile substitution has not yet gathered pace in New Zealand. UCLL has continued to grow, with 67,000 lines unbundled in 77 exchanges,” said Brian Hall, acting CEO, Chorus.

“Our fibre to the node programme continues, with 1,995 roadside cabinets installed by 30 June 2010.

“The focus for the next year will include targeting revenue growth through new products, along with participation in the Government’s UFB and RBI initiatives.”

WHOLESALE AND INTERNATIONAL

Wholesale and International reported adjusted EBITDA of $43m for the quarter, a 6.5% decrease on the equivalent quarter last year.

“Wholesale revenue grew by 7% during the quarter, but this was outpaced by increases in internal costs,” said Nick Clarke, acting CEO, Telecom Wholesale.

“Customer satisfaction has improved to a new high and the quarter saw the full launch of a mobile virtual network operator (MVNO) service that now has five customers signed up. The quarter also saw the settlement of the Commerce Commission’s investigation into the whole of New Zealand loyalty offers.”

2

TELECOM RETAIL

Telecom Retail reported EBITDA of $110m for the quarter, a 14.6 % increase on the equivalent quarter last year.

“A strong focus on reducing customer churn along with reduction in cost has delivered a much improved trajectory for EBITDA, with Telecom Retail on track to return to full year EBITDA growth next financial year,” said Alan Gourdie, CEO, Telecom Retail.

“Looking forward, churn will remain a key focus area, and we will look to reduce it through contracting and bundles. We have also restructured and this will enable us to deliver additional cost-out on top of the $104m delivered to date.”

GEN-i

Gen-i reported EBITDA of $67m for the quarter, a 39.6% increase on the equivalent quarter last year.

“The quarter was our strongest this year in terms of contracts closed, with $638m in contracts signed. It also saw strong revenue growth in mobile, which was up 12% when compared with Q4 last year, but ongoing declines in New Zealand voice and data revenues,” said Chris Quin, CEO, Gen-i.

“The growth in EBITDA has been achieved through a tight focus on costs and growth in Australia, Mobile and IT services as fixed Telco revenues fell.

“The focus for the next financial year will be simplification of our business and transformation to a hosted and integrated solutions client proposition. We are aiming for growth in mobile, cloud services, trans-Tasman and Australia.”

AAPT

AAPT reported adjusted EBITDA of A$28m for the quarter, a 3.7% increase on the equivalent quarter last year.

“The increase in EBITDA during the quarter delivered a year on year increase in EBITDA of 16%, driven by a focus on cost, moving customers on-net and improved terms from a supplier,” said Paul Broad, CEO, AAPT.

“After the quarter had ended we secured an agreement to sell several Australian assets for A$140m. Assuming the sale of AAPT’s Consumer business is completed as expected, we’ll continue to focus on aligning our operations to a leaner business structure with a single billing system, investment in Ethernet-delivered data services and the development of next-generation IP voice products over our nation-wide network.”

3

GUIDANCE

Financial guidance assumes retention of AAPT and does not reflect any impact from the Government’s Ultra Fast Broadband initiative, which is likely to reshape the industry.

•	FY11 Guidance

•	Adjusted EBITDA of $1.72b to $1.78b

•	Depreciation and amortization of $1.03m to $1.09m

•	Effective tax rate 37%

•	Adjusted net earnings of $300m to $340m

•	Capex of $1.0b to $1.1b

•	FY12 Guidance

•	Adjusted EBITDA to increase by $20m to $80m

•	Effective tax rate of 25% to 28%

•	FY13 Guidance

•	Adjusted EBITDA to increase by $20m to $80m

•	Effective tax rate of 25% to 28%

•	Capex around $0.75b

DIVIDEND

A Q4 dividend of 6c per share has been declared, with no imputation credits. The discount on the dividend reinvestment plan (DRP) will be set to nil.

Telecom has announced that for FY11 it will target a payout ratio of 90% of adjusted net earnings. The dividend is expected to be fully imputed. The DRP will be retained with nil discount and an on-market buy back will be introduced to eliminate any increase in capital.

ENDS

Contacts at Telecom NZ media relations:

Mark Watts, +64 (0)272 504 018

or

Ian Bonnar, +64 (0)27 215 7564

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs and assumptions of management from and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this media release. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are further discussed in the management commentary and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2009 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

4

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income.

2.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

3.	ARPU. Telecom calculates ARPU as mobile voice and data revenue for the period divided by an average number of customers.

4.	Free cash flow. Free cash flow is defined as EBITDA less capital expenditure.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated income statement

For the period ended 30 June 2010

		Three months ended		Year ended
		30 June		30 June
		2010	2009	2010	2009
		Unaudited	Unaudited	Audited	Audited
(Dollars in millions, except per share amounts)	notes	NZ$	NZ$	NZ$	NZ$

Operating revenues and other gains
Local service		252	263	1,022	1,049
Calling		240	286	1,003	1,239
Interconnection		47	41	178	177
Mobile		201	203	826	822
Data		161	163	642	652
Broadband and internet		146	143	574	582
IT services		151	142	480	486
Resale		64	79	274	333
Other operating revenue	3	46	41	245	286
Other gains	4	27	12	27	12

		1,335	1,373	5,271	5,638

Operating expenses
Labour		(221)	(227)	(893)	(909)
Intercarrier costs		(229)	(286)	(957)	(1,239)
Asset impairments	10	—	—	—	(101)
Other operating expenses	5	(457)	(442)	(1,657)	(1,710)

Earnings before interest, taxation, depreciation and amortisation		428	418	1,764	1,679

Depreciation		(182)	(196)	(757)	(683)
Amortisation		(73)	(65)	(275)	(234)

Earnings before interest and taxation		173	157	732	762

Finance income		3	2	22	41
Finance expense		(50)	(54)	(202)	(242)
Share of associates’ profits / (losses)		—	(1)	1	(1)

Earnings before income tax		126	104	553	560

Income tax expense	12	(84)	(26)	(171)	(160)

Net earnings for the period		42	78	382	400

Net earnings attributable to equity holders of the Company		42	78	380	398
Net earnings attributable to non controlling interest		—	—	2	2

		42	78	382	400

Basic net earnings per share (in cents)		2	4	20	22
Diluted net earnings per share (in cents)		2	4	20	22

Weighted average number of ordinary shares outstanding (in millions)		1,918	1,853	1,891	1,837

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of comprehensive income

For the period ended 30 June 2010

	Three months ended		Year ended
	30 June		30 June
	2010	2009	2010	2009
	Unaudited	Unaudited	Audited	Audited
		Restated (note 1)		Restated (note 1)
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$

Net earnings for the period	42	78	382	400

Other comprehensive income[1]:
Translation of foreign operations	(4)	59	(6)	76
Net investment hedges	12	(74)	10	(69)
Reclassified to income statement on disposal of foreign operation	—	—	—	2
Revaluation of investments	(44)	14	30	(10)
Cash flow hedges	(4)	(59)	9	(48)

Other comprehensive income / (loss) for the period	(40)	(60)	43	(49)

Total comprehensive income / (loss) for the period	2	18	425	351

Total comprehensive income / (loss) attributable to equity holders of the Company	2	18	423	349
Total comprehensive income attributable to non controlling interest	—	—	2	2

	2	18	425	351

[1]	Components of other comprehensive income are shown net of tax.

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity

For the period ended 30 June

30 June	Share capital	Retained earnings	Hedge reserve	Deferred compensation	Revaluation reserve	Foreign currency translation reserve	Total equity holders of the Company	Non controlling interest	Total equity
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$
Balance at 1 July 2008 as restated for adoption of IFRS 9 (refer Note 1)	1,297	1,447	7	11	(249)	(33)	2,480	7	2,487
Net earnings for the period	—	398	—	—	—	—	398	2	400
Total comprehensive income[1]	—	—	(48)	—	(10)	9	(49)	—	(49)

Total comprehensive income for the period, net of tax	—	398	(48)	—	(10)	9	349	2	351

Contributions by and distributions to owners:
Dividends	—	(495)	—	—	—	—	(495)	(4)	(499)
Tax credit on supplementary dividend	—	19	—	—	—	—	19	—	19
Dividend reinvestment plan	79	—	—	—	—	—	79	—	79
Issuance of shares under share schemes	8	—	—	—	—	—	8	—	8

Total transactions with owners	87	(476)	—	—	—	—	(389)	(4)	(393)

Balance at 30 June 2009	1,384	1,369	(41)	11	(259)	(24)	2,440	5	2,445

Balance at 1 July 2009 as restated for adoption of IFRS 9 (refer Note 1)	1,384	1,369	(41)	11	(259)	(24)	2,440	5	2,445

Change in accounting policy for the adoption of IFRS 9 (refer Note 1)	—	—	—	—	(4)	—	(4)	—	(4)

Balance at 1 July 2009 restated	1,384	1,369	(41)	11	(263)	(24)	2,436	5	2,441
Net earnings for the period	—	380	—	—	—	—	380	2	382
Total comprehensive income[1]	—	—	9	—	30	4	43	—	43

Total comprehensive income for the period, net of tax	—	380	9	—	30	4	423	2	425

Contributions by and distributions to owners:
Dividends	—	(453)	—	—	—	—	(453)	(1)	(454)
Dividend reinvestment plan	128	—	—	—	—	—	128	—	128
Issuance of shares under share schemes	3	—	—	2	—	—	5	—	5

Total transactions with owners	131	(453)	—	2	—	—	(320)	(1)	(321)

Balance at 30 June 2010	1,515	1,296	(32)	13	(233)	(20)	2,539	6	2,545

[1]	Total comprehensive income is presented net of tax and is broken down in more detail in the statement of comprehensive income.

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of financial position

As at 30 June 2010

		30 June
		2010	2009
		Audited	Audited
			Restated (note 1)
(Dollars in millions)	note	NZ$	NZ$
ASSETS
Current assets:
Cash		360	261
Short-term derivative assets		4	2
Receivables and prepayments		702	781
Taxation recoverable		—	47
Inventories		61	97

Total current assets		1,127	1,188

Non-current assets:
Long-term investments	1	276	267
Long-term receivables		31	—
Long-term derivative assets		51	69
Intangibles		1,106	953
Property, plant and equipment		4,274	4,288

Total non-current assets		5,738	5,577

Total assets		6,865	6,765

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		1,179	1,021
Taxation payable		15	—
Short-term derivative liabilities		22	43
Short-term provisions		19	34
Debt due within one year		184	385

Total current liabilities		1,419	1,483

Non-current liabilities:
Deferred tax liability		285	186
Long-term derivative liabilities		440	343
Long-term provisions		39	27
Long-term debt		2,137	2,281

Total non-current liabilities		2,901	2,837

Total liabilities		4,320	4,320

Equity:
Share capital		1,515	1,384
Reserves	1	(272)	(313)
Retained earnings		1,296	1,369

Total equity attributable to equity holders of the Company		2,539	2,440
Non-controlling interest		6	5

Total equity		2,545	2,445

Total liabilities and equity		6,865	6,765

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of cash flows

For the period ended 30 June 2010

		Year ended
		30 June
		2010	2009
		Audited	Audited
(Dollars in millions)	note	NZ$	NZ$

Cash flows from operating activities
Cash received from customers		5,257	5,652
Interest income		21	36
Payments to suppliers and employees		(3,389)	(3,966)
Income tax (paid)/refunded		1	(40)
Interest paid on debt		(195)	(213)
Dividend income		66	82

Net cash flow from operating activities	7	1,761	1,551

Cash flows from investing activities
Sale of property, plant and equipment		3	17
Sale of long-term investments		6	2
Purchase of property, plant and equipment and intangibles		(1,080)	(1,277)
Purchase of subsidiary companies		—	(6)
Capitalised interest paid		(20)	(18)

Net cash flow from investing activities		(1,091)	(1,282)

Cash flows from financing activities
Proceeds from long-term debt		—	400
Repayment of long-term debt and related derivatives		(15)	(744)
Settlement of derivatives		(22)	(77)
Proceeds from/(repayment of) short-term debt, net		(191)	(39)
Dividends paid		(327)	(420)

Net cash flow from financing activities		(555)	(880)

Net cash flow		115	(611)
Opening cash position		261	779
Foreign exchange movement		(16)	93

Closing cash position		360	261

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements

NOTE    1    FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (“the Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard No. 34: ‘Interim Financial Reporting’, issued by the New Zealand Institute of Chartered Accountants. These condensed consolidated financial statements also comply with International Accounting Standard No. 34: ‘Interim Financial Reporting’.

Except for the adoption of the Standards and Interpretations described below, these condensed consolidated financial statements of the Company and Telecom have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2010.

Telecom has revised the presentation of certain mobile handset revenues and costs of sales. Certain mobile handset sales made through indirect channels were previously presented on a net basis within mobile cost of sales. These sales are now reported on a gross basis as Telecom considers this to be a more appropriate presentation in applying the Group’s accounting policy. Comparative information has been represented accordingly. This reclassification impacts Telecom’s income statement and segment results (note 2). The impact of this revised presentation is to increase both mobile revenue and other operating expenses by $10 million for the three months ended 30 June 2009 and $39 million for the year ended 30 June 2009. This reclassification does not impact Telecom’s earnings before interest, tax, depreciation and amortisation, net profit before tax, earnings per share, statement of financial position or statement of cash flows. Certain other comparative information has been reclassified to conform with the current period’s presentation.

In order to assist readers in understanding the year on year performance, Telecom has restated its segment results to reflect Telecom’s new internal trading arrangements as well as price and volume refinements, and additional regulated trades per the separation undertakings, as per Telecom’s Separation Plan. There is no change to the overall Group reported result.

NZ IAS 1 ‘Presentation of Financial Statements (revised 2007)’

Telecom has adopted IAS 1 with effect from 1 July 2009. The revised Standard has introduced a number of terminology changes (including revised titles for the condensed consolidated financial statements) and has resulted in a number of changes in presentation and disclosure. The revised Standard has had no impact on the reported results or financial position of Telecom.

NZ IFRS 3 ‘Business Combinations (revised 2008)’ and NZ IAS 27 ‘Consolidated and Separate Financial Statements (amended 2008)’

These revised standards have been adopted prospectively from 1 July 2009, but have had no impact on the condensed consolidated financial statements.

NZ IFRS 9 ‘Financial Instruments’

Telecom has elected to early adopt Part 1 of NZ IFRS 9 (‘IFRS 9’) (and its accompanying amendments to other existing NZ IFRS standards) with date of initial application of 31 December 2009. IFRS 9 applies only to financial assets and specifies that financial assets should be measured at either amortised cost or fair value on the basis of both the business model for managing these investments and any contractual cash flows. Consequently, Telecom now measures certain financial assets that were previously held at cost, being its investment in Hutchison Telecommunications Australia Limited (‘Hutchison’) and in TMT Ventures (‘TMT’), at fair value. Telecom has chosen to measure the fair value of Hutchison under IFRS 9 using the observable market share price.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE    1    FINANCIAL STATEMENTS (continued)

In order to provide more meaningful comparative information, as part of the transitional rules of IFRS 9, Telecom has elected to retrospectively apply IFRS 9 to its quoted investments, where the principal impact relates to Hutchison. Retrospective application is not permissible to Telecom’s interest in unquoted investments, being its investment in TMT.

The retrospective application of IFRS 9 on the measurement of quoted investments has resulted in an adjustment to long-term investments in the statement of financial position as Telecom’s investment in Hutchison has been restated to fair value at 30 June 2009, with the corresponding adjustments also restating the revaluation reserve in the condensed consolidated statement of changes in equity, in accordance with NZ IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’.

For TMT, the difference between the previous carrying amount at the date of initial application and its fair value under IFRS 9 has been recognised as an adjustment to the opening revaluation reserve at 1 July 2009, as shown in the condensed consolidated statement of changes in equity.

Telecom has elected to classify these investments as ‘fair value through other comprehensive income’ as permitted in IFRS 9.

The above has resulted in a change in the carrying value of Telecom’s investment in TMT from $22 million, as previously reported at 30 June 2009 to $18 million at the date of initial application. The $4 million adjustment was recognised as an adjustment to opening equity at 1 July 2009.

The impact of the retrospective application of IFRS 9 as described above is summarised in the table below:

Year ended
30 June
2009
Audited
(Dollars in millions)	NZ$

Previously reported long-term investments balance	538
Impact of IFRS 9 (recognised in the revaluation reserve)	(271)

Restated long-term investments balance	267

IFRS 9 revaluation reserve adjustments represented by:
Amounts recognised in opening revaluation reserve	(249)
Amounts recognised in other comprehensive income (FY09 movement)	(22)

(271)

Telecom has subsequently recognised a decrease in the fair value of its investment in Hutchison during the year ended 30 June 2010 of $28 million, which, in accordance with the requirements of IFRS 9, has been recognised as part of other comprehensive income.

No other material changes have arisen for any of Telecom’s other financial assets as a result of adopting IFRS 9.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE    1    FINANCIAL STATEMENTS (continued)

The presentation currency of the financial statements is New Zealand dollars which is also the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed consolidated financial statements have not been audited. However, the results for the full year and statement of financial position information as at 30 June have been extracted from the Group’s audited financial statements. The Group’s audited financial statements will be available on Telecom’s website: http://investor.telecom.co.nz

NOTE    2    SEGMENTAL REPORTING

Telecom’s segments comprise Chorus, Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’).

Segmental information for the Year ended 30 June 2010

Audited	Chorus	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue and other gains	44	789	1,960	1,368	18	1,011	5,190
Internal revenue	992	503	116	81	612	98	2,402

Total revenue and other gains	1,036	1,292	2,076	1,449	630	1,109	7,592

Segment result	754	226	396	225	—	137	1,738

Segmental information for the year ended 30 June 2009

Audited Restated	Chorus	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue and other gains	32	830	2,020	1,446	7	1,182	5,517
Internal revenue	978	545	118	63	602	109	2,415

Total revenue and other gains	1,010	1,375	2,138	1,509	609	1,291	7,932

Segment result	750	235	404	219	—	115	1,723

The segment results disclosed are based on those reported to Telecom’s Chief Executive Officer and are how Telecom analyses its business results. Segment result is measured based on earnings before depreciation, amortisation, impairments, finance income and costs, associates losses and taxation expense. None of these other items are assessed on a segment basis by Telecom’s Chief Executive Officer.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE    2    SEGMENTAL REPORTING (continued)

Reconciliation from segment result to earnings before income tax

		Year ended
		30 June
		2010	2009
		Audited	Audited
(Dollars in millions)	notes	NZ$	NZ$

Segment result		1,738	1,723
Corporate income and expenses		26	45
Other gains not allocated to segments	4	—	12
Depreciation		(757)	(683)
Amortisation		(275)	(234)
Finance income		22	41
Finance expense		(202)	(242)
Asset impairments not allocated for segmental reporting	10	—	(101)
Share of associates’ profits / (losses)		1	(1)

Earnings before income tax		553	560

NOTE    3    OTHER OPERATING REVENUE

	Three months ended		Year ended
	30 June		30 June
	2010	2009	2010	2009
	Unaudited	Unaudited	Audited	Audited
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$

Other operating revenue
Dividends	6	2	66	82
Equipment	8	13	44	46
Miscellaneous other	32	26	135	158

	46	41	245	286

Dividend income includes Southern Cross dividends of $63 million for the year ended 30 June 2010 (30 June 2009: $79 million).

NOTE    4    OTHER GAINS

In the year ended 30 June 2010, other gains of $27 million represented various resolutions and settlements reached with a supplier.

In the year ended 30 June 2009, Telecom’s International business recognised a $12 million gain relating to the disposal of an undersea cable.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE    5    OTHER OPERATING EXPENSES

	Three months ended		Year ended
	30 June		30 June
	2010	2009	2010	2009
	Unaudited	Unaudited	Audited	Audited
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$

Provisioning	10	11	40	43
Network support	20	17	81	78
Maintenance and other direct costs	43	50	168	191
Mobile acquisitions, upgrades and dealer commissions	65	84	295	292
Procurement and IT services	96	87	292	319
Broadband, internet and other	31	10	93	79
Computer costs	48	51	200	202
Advertising, promotions and communications	25	30	99	98
Accommodation costs	41	33	146	135
Outsourcing	8	11	36	45
Travel	6	7	24	25
Bad debts	2	2	17	24
Other expenses	62	49	166	179

	457	442	1,657	1,710

NOTE    6    DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the year ended 30 June 2010, 55,196,482 shares with a total value of $128 million were issued in lieu of a cash dividend (year ended 30 June 2009: 33,629,166 shares with a total value of $79 million).

Dividends paid

The following dividends have been paid in the year ended 30 June 2010:

Approval date	Dividends per share	Total paid

(Dollars in millions)	cents	NZ$

20 August 2009	6	112
5 November 2009	6	112
11 February 2010	6	114
6 May 2010	6	115

		453

No imputation credits were attached to the above dividends and no supplementary dividends were declared.

Declaration of dividend

On 19 August 2010, the Board of Directors approved the payment of a fourth quarter dividend of $115 million, representing 6 cents per share. No imputation credits will be attached to the dividend and no supplementary dividend has been declared.

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 7	RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Year ended
	30 June
	2010	2009
	Audited	Audited
(Dollars in millions)	NZ$	NZ$
Net earnings for the period	382	400
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	1,032	917
Bad and doubtful accounts	22	29
Increase/(decrease) in deferred income tax liability	104	33
Share of associates’ (profits)/losses	(1)	1
Asset impairments	—	121
Other	(8)	(54)

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease in accounts receivable and related items	56	101
Decrease/(increase) in inventories	36	(41)
Decrease in tax recoverable	67	87
Increase/(decrease) in accounts payable and related items	71	(43)

Net cash flows from operating activities	1,761	1,551

NOTE    8    CONTINGENCIES & COMMITMENTS

New Zealand

Commerce Act Litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The pecuniary penalty will be considered partly under the old penalty regime (maximum of $5m) and partly under the new regime (which provides for penalty of the greater of (i) $10m; or (ii) three times any commercial gain (if it can be ascertained) or 10% of the turnover). The hearing of the Commission’s claim took place in June-August 2008. A reserved judgment was delivered on 14 October 2009 in the Court found that, although most of Telecom’s pricing was not anti-competitive, the pricing of two tail circuits between March 2001 and late 2004 breached section 36 of the Commerce Act. There was insufficient evidence to ascertain the scope of the breach. Telecom appealed to the Court of Appeal and applied for a stay of any penalty hearing. The Commission cross appealed the points decided in Telecom’s favour, opposed Telecom’s application for a stay of the penalty hearing and applied for directions in respect of the penalty hearing. In May the High Court adjourned Telecom’s application for a stay and the Commission’s application for directions for the parties to consider what evidence was required for a penalty hearing so it can determine both applications. Telecom has accepted that it is not practical to adduce evidence of commercial gain obtained from the breach but intends to adduce evidence of data revenue. It is expected that the Court will allocate a penalty hearing in the financial year ending 30 June 2011.

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE    8    CONTINGENCIES & COMMITMENTS (continued)

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission has appealed the judgment. Telecom has applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful as the Court of Appeal judgment released on 4 August 2009 dismissed the Commission’s appeal. The Commission successfully applied for leave to appeal to the Supreme Court. The Attorney General intervened on the basis that the counterfactual test should not continue to be the sole causative test under section 36. The Supreme Court hearing was held in June 2010 and Telecom awaits the judgment.

Other litigation and investigations

Asia Pacific Telecommunications Limited (‘APT’) has issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. Telecom believes it has a strong defence for the majority of the claim. The High Court allocated a tentative date for a six week hearing starting 14 June 2010. In December 2009 both parties applied to postpone the hearing date. On 26 January 2010 the Court granted the parties’ application to postpone and scheduled a new hearing for five weeks starting on 7 February 2011. In June 2010 the Court vacated the February 2011 fixture as APT had only provided Telecom with part of its calculation of damages for the alleged fiduciary duty cause of action. There will be a further conference in September 2010 to review progress.

In August 2009 the Independent Oversight Group (‘IOG’) released a final decision (reversing its interim decision) which found that Telecom’s Wholesale Loyalty Offers were in breach of the Undertakings (the obligation not to discriminate). The Commission investigated whether there had been a breach and whether to take any enforcement action. In November 2009, the Commission announced that it intended to issue proceedings for breach of the Telecommunications Act. In July 2010 Telecom entered into a settlement agreement with the Commission under which Telecom agreed to pay $1.6 million for the benefit of the industry (which the Commission directed should be paid to Vodafone and Orcon equally). The Commission has agreed not to pursue any further action under the Telecommunications or Commerce Acts.

Effect of outstanding claims

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have a significant effect on the financial position or profitability of Telecom.

Capital commitments

At 30 June 2010, capital expenditure amounting to $163 million (30 June 2009: $128 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network equipment.

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE    9    LONG-TERM DEBT

In the year ended 30 June 2009 Telecom raised NZ$142 million through issuing TeleBonds with maturities of 3 years, 5 years and 7 years. In August 2008 Telecom issued a 4 year CHF200 million bond (NZ$258 million) under the US$2 billion Euro Medium Term Note Programme.

During the year ended 30 June 2009, Telecom also repaid GBP200 million and JPY2 billion on its Euro Medium Term Note Programme and repaid NZ$12 million in TeleBonds.

During the year ended 30 June 2010, Telecom repaid NZ$15 million in TeleBonds.

NOTE    10    ASSET IMPAIRMENTS

	Three months ended		Year ended
	30 June		30 June
	2010	2009	2010	2009
	Unaudited	Unaudited	Audited	Audited
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$

Impairment of Australian Operations	—	—	—	68
Impairment on existing mobile network	—	—	—	33
Impairment of other network equipment	—	—	—	20
Settlement from supplier	—	—	—	(20)

	—	—	—	101

Australian Operations

In the year ended 30 June 2009 there was a non-cash impairment charge of $68 million resulting in the write-off of the carrying value of the goodwill held following the acquisition of PowerTel. In previous periods the recoverable amount of the Group’s Australian Operations had been determined to exceed its carrying value based on forecasts at those times. Management’s assessment at that time of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for that financial year and lower growth rates for future years arising from economic and competitive conditions.

The recoverable amount of the Australian Operations was determined based on value in use. The pre-tax discount rate applied in that assessment was 13.3%.

Mobile network equipment

In the year ended 30 June 2009, a non-cash impairment charge of $33 million was recognised to provide for certain mobile network telecommunications equipment following the decision to implement W-CDMA 850MHz technology for Telecom’s new XT mobile network.

Other network equipment

Telecom also recognised an impairment charge of $20 million in the year ended 30 June 2009 relating to other network equipment. Telecom received a corresponding $20 million settlement from the supplier of the equipment as compensation for Telecom’s loss, which has been netted against the impairment charge.

No impairment arose as a result of the impairment review for the year ended 30 June 2010

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE    11    SIGNIFICANT EVENTS AFTER BALANCE DATE

As described in note 6, Telecom has declared a dividend in respect of the three months ended 30 June 2010.

On 29 July 2010, Telecom announced the sale of its stake in Macquarie Telecom for A$9.9 million. The carrying value of this investment was A$9.5 million at 30 June 2010.

On 30 July 2010, Telecom announced the sale of its 18.2% stake in iiNet Limited (‘iiNet’) to institutional investors for approximately A$70 million. The carrying value of this investment was A$81 million at 30 June 2010.

On 30 July 2010, Telecom announced that it had entered into a binding agreement with iiNet, whereby AAPT will sell its consumer division to iiNet for A$60 million, subject to iiNet shareholder and customary regulatory approvals.

NOTE    12    TAXATION

The tax charge of $84 million for the three months ended 30 June 2010 was $58 million higher than the charge of $26 million in the three months ended 30 June 2009. This is primarily due to an increase in profit before tax, movement in prior period adjustments and the Taxation (Budget Measures) Act 2010 that has resulted in two effects on the taxation charge in the current period.

The first effect is the impact of the removal of the ability to claim tax depreciation on certain buildings from FY12 that has resulted in a $56 million tax expense. The second effect arises from the reduction in the corporate income tax rate from 30% to 28% from FY12, resulting in a tax benefit in the income statement of $18 million.

The tax charge for the year ended 30 June 2010 of $171 million was $11 million higher than the tax charge of $160 million for the year ended 30 June 2009 and was primarily due to:

•	the $38 million net tax expense arising on application of the Taxation (Budget Measures) Act 2010 referred to above;

•

an increase in the value of certain tax credits in Q1 FY10 as a result of tax legislation that abolished the conduit relief regime (such credits being utilised against FY10 foreign income), which was greater than the effect of FY09 foreign income being taxed at lower rates, thereby resulting in a net decrease to the tax expense of $11 million; and

•	movements in taxable profits resulting in a reduction of tax of $16 million, which includes the effect of Australian losses upon which no tax benefit is recognised.

At the date of these condensed financial statements, a draft tax bill has been introduced in Parliament which, as currently worded, is expected to result in a $20 million to $30 million write-off of deferred tax assets (relating to the Q1 FY10 tax credits above) in the financial year ending 30 June 2011.

14

Results for the year and the quarter ended 30 June 2010 20 August 2010 ‘Telecom delivers turnaround in free cash flow’

Adjusted results ¹	Year ended 30 June			Quarter ended 30 June
	2010	2009	Change	2010	2009	Change
	$m	$m	%	$m	$m	%
Adjusted operating revenue and other gains	5,271	5,626	(6.3)	1,335	1,361	(1.9)
Adjusted EBITDA	1,764	1,768	(0.2)	428	406	5.4
Depreciation and amortisation expense	1,032	917	12.5	255	261	(2.3)
Adjusted earnings before tax	553	649	(14.8)	126	92	37.0
Adjusted net earnings	382	483	(20.9)	42	70	(40.0)
Adjusted diluted EPS (cents)	20	26	(23.1)	2	4	(50.0)
Adjusted free cash flow	581	455	27.6

[1]	This information is used throughout this commentary and is presented to indicate the underlying operating performance of the Group.

Key messages:

•	First year of growth in free cash flow since 2006 regulatory shock;

•	Adjusted EBITDA, net earnings and capital expenditure all in line with guidance;

•	Southern Cross dividends of $63 million in FY10, compared to $79 million for FY09, with $5 million received in Q4 FY10 (nil in Q4 FY09);

•	Cost out programme delivered $249 million in FY10 and on track for $622 million by FY13;

•	Removal of 200 jobs initiated in Q4 FY10;

•	XT customer base continued to grow to 712,000 at 30 June, up by 117,000 since 31 March 2010;

•	Transformation programmes remain on track with 330 new fibre-fed cabinets rolled out by Chorus in the quarter;

•	All enforceable Undertakings commitments delivered;

•	Q4 FY10 dividend declared of 6 cents per share, with no imputation credits; and

•	Agreements to sell AAPT’s consumer business and the investments in iiNet and Macquarie Telecom announced in July for A$140 million.

Statutory results	Year ended 30 June			Quarter ended 30 June
	2010	2009	Change	2010	2009	Change
	$m	$m	%	$m	$m	%
Operating revenue and other gains	5,271	5,638	(6.5)	1,335	1,373	(2.8)
EBITDA	1,764	1,679	5.1	428	418	2.4
Depreciation and amortisation expense	1,032	917	12.5	255	261	(2.3)
Earnings before tax	553	560	(1.3)	126	104	21.2
Net earnings	382	400	(4.5)	42	78	(46.2)
Diluted EPS (cents)	20	22	(9.1)	2	4	(50.0)

Telecom’s Chief Executive, Paul Reynolds, said ‘Telecom has halted the significant earnings decline of the previous two years and achieved notable improvements in the trajectory of each of its businesses.

In a year of further recessionary and regulatory impacts, it is especially pleasing to have delivered strong growth in free cash flow of $126 million, or 28%, the first such growth since the regulatory shock of 2006. Our transformation and turnaround programme is on track.

Our focus on managing costs has delivered $249 million of cost removed from the business during the year, with labour costs down around 3% in the fourth quarter. Capital expenditure was reduced by $130 million compared to the previous year.

While adjusted revenue and other gains for the year fell by 6.3% to $5,271 million, mainly reflecting continued competitive and price pressure in the legacy fixed line businesses, adjusted operating expenses fell faster, to $3,507 million, a 9.1% decrease on the prior year.

The XT mobile network continued to grow strongly during Q4, with 712,000 customer connections at 30 June 2010, up 20% on the previous quarter. Total Gen-i mobile revenues were up 12% and Retail mobile broadband revenues were up 98% on Q4 FY09.

On Ultra-fast Broadband (UFB), Telecom has submitted a revised proposal that delivers the Government’s fibre vision through a package of co-investment, structural separation and integration of UFB with the Rural Broadband Initiative. We look forward to engaging further with Crown Fibre Holdings and the Government on the commercial, regulatory and legislative components of our proposal’.

Group income statement

A breakdown of the Group’s income statement for the periods ended 30 June 2010, and the prior comparative periods, is provided in the table below.

	Year ended 30 June			Quarter ended 30 June
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %
Operating revenues and other gains
Local service	1,022	1,049	(2.6)	252	263	(4.2)
Calling	1,003	1,239	(19.0)	240	286	(16.1)
Interconnection	178	177	0.6	47	41	14.6
Mobile	826	822	0.5	201	203	(1.0)
Data	642	652	(1.5)	161	163	(1.2)
Broadband and internet	574	582	(1.4)	146	143	2.1
IT services	480	486	(1.2)	151	142	6.3
Resale	274	333	(17.7)	64	79	(19.0)
Other operating revenue	245	286	(14.3)	46	41	12.2
Other gains	27	12	NM	27	12	NM

	5,271	5,638	(6.5)	1,335	1,373	(2.8)

Operating expenses
Labour	893	909	(1.8)	221	227	(2.6)
Intercarrier costs	957	1,239	(22.8)	229	286	(19.9)
Asset impairments	—	101	NM	—	—	—
Other operating expenses	1,657	1,710	(3.1)	457	442	3.4

	3,507	3,959	(11.4)	907	955	(5.0)

EBITDA	1,764	1,679	5.1	428	418	2.4
Depreciation	757	683	10.8	182	196	(7.1)
Amortisation	275	234	17.5	73	65	12.3

Depreciation and amortisation	1,032	917	12.5	255	261	(2.3)

Earnings before interest and tax	732	762	(3.9)	173	157	10.2
Net finance expense	(180)	(201)	(10.4)	(47)	(52)	(9.6)
Share of associates’ profits/(losses)	1	(1)	NM	—	(1)	NM

Earnings before tax	553	560	(1.3)	126	104	21.2
Income tax expense	(171)	(160)	6.9	(84)	(26)	NM

Net earnings	382	400	(4.5)	42	78	(46.2)

•	Operating revenue and other gains of $5,271 million reduced by $367 million, or 6.5% in FY10 and by $38 million in Q4 FY10 when compared to the prior comparative periods.

For FY10, operating revenue declines were experienced across the majority of revenue lines, most notably in calling revenue, where Telecom’s International carrier services business was impacted by falling market prices and the impact of the strong NZD on USD denominated revenue. These declines were partially offset by small increases in mobile and interconnection revenues and a $15 million increase in other gains in FY10 due to various resolutions and settlements reached with a supplier. In Q4 FY10, IT services revenue increased as a result of a strong performance in Gen-i, especially in procurement.

•

$27 million of other gains were recognised in Q4 FY10 in relation to various resolutions and settlements reached with a supplier, compared to a gain of $12 million in Q4 FY09 relating to a gain on the sale of an undersea cable.

•

The revenue declines were more than offset by a reduction in operating expenses. For FY10, lower costs were a result of cost reduction initiatives, including reduced labour, impairment charges and other operating expenses. Intercarrier costs also declined, following the fall in calling revenues and lower IT services costs of sales arose as a result of lower customer demand. These declines were partially offset by higher mobile costs of sales due to the continued uptake of customers onto the XT mobile network across the year.

The cost reductions in Q4 FY10 were driven by lower intercarrier costs, labour costs and mobile cost of sales, partly offset by higher IT costs of sales and other costs.

•	There were no asset impairments in FY10 compared to $101 million of asset impairments in FY09, as described under adjusting items below.

•

Adjusted EBITDA for FY10 of $1.76 billion was down 0.2% which is within the expected guidance range, although a little higher in the range than previously anticipated. This was primarily driven by the benefit of various resolutions and settlements reached with a supplier and strong performance in AAPT, partially offset by additional provisions recognised, including redundancies and the exit of leases as Telecom moves to new premises.

•

Gen-i’s IT solutions EBITDA margin improved to 7.7% in FY10 compared to 7.4% in FY09, demonstrating the impact of cost-out and efficiency initiatives, even against a reduced revenue base for the full year.

•

AAPT’s EBITDA margin, based on local currency earnings, improved to 12.2% in FY10 compared to 8.9% in FY09 due to the managed reduction in low margin consumer customers combined with a continued cost focus.

•

When compared to Q3 FY10, other operating expenses increased by $106 million in Q4 due to: higher costs to support the increased performance at Gen-i, mainly in IT costs of sales; increased Corporate costs relating to current initiatives such as UFB; higher inventory provisions in Retail; and the cost of redundancies across the business. AAPT’s costs also increased in Q4 FY10 when compared to Q3 FY10 due to severance costs incurred in the quarter.

•

For FY10, cost reductions were partially offset by increased depreciation and amortisation charges, due to Telecom’s overall higher asset base. The $1,032 million charge in FY10 increased by $115 million. The charge in Q4 FY10 was $6 million lower than the comparative period due to a reduction in accelerated depreciation this quarter.

•

The net finance expense in FY10 of $180 million was $21 million lower than in FY09 due to additional use of money interest received this year, as well as lower interest costs arising from lower levels of debt in FY10 when compared to FY09.

•

Telecom’s free cash flow in FY10 of $581 million increased by $126 million, or 27.6%, when compared to FY09. The FY10 increase was attributable to a reduction in capital expenditure of $130 million over the last year, while adjusted EBITDA was largely unchanged.

•	The FY10 tax expense of $171 million was $11 million higher than the tax expense in FY09 of $160 million. This movement is mainly due to:

•

Tax changes announced in the Taxation (Budget Measures) Act 2010 resulting in a $38 million increased tax expense (being a $56 million increase relating to the future removal of tax depreciation on certain buildings partially offset by an $18 million decrease from the future reduction in the New Zealand company tax rate from 30% to 28%);

•

A decrease in the tax charge of $11 million arising from an increase in the value of certain tax credits in FY10 as a result of new tax legislation, which was greater than the effect in FY09 where foreign income was taxed at a lower rate; and

•	Movements in the Group’s taxable profits resulting in a reduction of tax expense of $16 million, which includes the effect of Australian losses upon which no tax benefit is recognised.

As a result of the above, the Group’s effective tax for FY10 was 30.9%, compared to 28.6% in FY09.

The Q4 FY10 tax expense of $84 million was $58 million higher than the Q4 FY09 tax expense of $26 million. This movement is mainly due to the changes noted above arising from the changes in legislation, an increase in the profit before tax, and a movement in prior period adjustments when comparing Q4 FY09 to Q4 FY10, which increased tax expense.

Adjusting Items

There were no adjusting items during FY10. During FY09 there were two non-cash impairment charges totalling $101 million and a $12 million gain.

The first was a non-cash impairment charge of $68 million resulting in the write-off of the carrying value of the goodwill held following the acquisition of PowerTel. In previous periods the recoverable amount of the Group’s Australian operations had been determined to exceed carrying value based on forecasts at those times. Management’s assessment during FY09 of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for FY09 and lower growth rates for future years arising from economic and competitive conditions.

The second non-cash impairment charge was $33 million related to mobile network equipment as a result of the decision in October 2008 to launch a new 3G network based on Wideband 850 technology. A $10 million tax benefit relating to this impairment was also adjusted for.

In the fourth quarter of FY09, Telecom also recognised a $12 million gain relating to the sale of an undersea cable. This gain and the related $4 million of tax expense were treated as adjusting items.

A reconciliation of reported net earnings to adjusted net earnings is shown in the table below.

	Year ended 30 June			Quarter ended 30 June
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Reported net earnings	382	400	(4.5)	42	78	(46.2)
Adjusted for:
Impairment of goodwill	—	68	NM	—	—	—
Impairment of mobile network equipment	—	33	NM	—	—	—
Gain on cable sale	—	(12)	NM	—	(12)	NM
Related tax effect	—	(6)	NM	—	4	NM

Adjusted net earnings	382	483	(20.9)	42	70	(40.0)

Review of operations

Telecom’s business units comprise Chorus, Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’) supported by a Corporate unit.

The results by business unit incorporate internal trading as required by the Undertakings. These trades predominately relate to regulated services, as provided by Chorus and Wholesale. Field services that support the provision of regulated services, as stipulated in the Undertakings, are also sold internally by Chorus.

Telecom implemented Full Cost Apportionment (‘FCA’) with effect from 1 July 2009, with restated comparative information. FCA aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs currently recognised in Wholesale being allocated to other business units. The FCA allocations were discussed in more detail in the transcript of the Q1 FY10 results presentation, which is available online at http://investor.telecom.co.nz

In addition to the operational separation trades and FCA, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the termination of Retail’s, Gen-i’s and AAPT’s international voice traffic offshore.

All internal transactions are eliminated on consolidation.

Following the adoption of Part 1 of NZ IFRS 9 ‘Financial Instruments’ (‘the Standard’) during Q2 FY10, Telecom now carries its investments in Hutchison Telecommunications Australia Limited (‘Hutchison’) and TMT Ventures (‘TMT’) at fair value. These investments were previously held at cost, as permitted under IAS 39. As permitted under the transitional provisions of the Standard, Telecom has chosen to retrospectively apply the Standard to prior reporting periods in relation to its investment in Hutchison. The impact of this retrospective application is a restatement of the long-term investments balance in the statement of financial position, with corresponding adjustments to the revaluation reserve. Telecom’s investment in TMT did not require retrospective application under the transitional provisions of the Standard, but required an adjustment to opening equity for FY10 to reflect the fair value on the date of initial application. The FY10 fair value movements for Telecom’s investments have been recognised in other comprehensive income. Further details are included in note 1 of the Q4 FY10 condensed financial statements.

As advised in the Q1 FY10 results, certain comparative numbers have also been represented, and had no impact on the overall results of the Group.

An analysis of revenue and adjusted EBITDA by business unit is set out below:

	Year ended 30 June			Quarter ended 30 June
	2010 NZ$m	2009 NZ$m	Change %	2010 NZ$m	2009 NZ$m	Change %
Adjusted operating revenue and other gains

Chorus	1,036	1,010	2.6	269	256	5.1
Wholesale & International	1,292	1,375	(6.0)	323	325	(0.6)
Retail	2,076	2,138	(2.9)	513	526	(2.5)
Gen-i	1,449	1,509	(4.0)	400	381	5.0
AAPT	1,109	1,291	(14.1)	272	311	(12.5)
T&SS	630	609	3.4	159	144	10.4
Corporate	191	202	(5.4)	39	36	8.3
Eliminations	(2,512)	(2,508)	0.2	(640)	(618)	3.6

Adjusted operating revenue and other gains	5,271	5,626	(6.3)	1,335	1,361	(1.9)

Adjusted EBITDA

Chorus	754	750	0.5	192	192	—
Wholesale & International	226	235	(3.8)	43	46	(6.5)
Retail	396	404	(2.0)	110	96	14.6
Gen-i	225	219	2.7	67	48	39.6
AAPT	137	115	19.1	36	35	2.9
T&SS	—	—	—	—	—	—
Corporate	26	45	(42.2)	(20)	(11)	81.8

Adjusted EBITDA	1,764	1,768	(0.2)	428	406	5.4

Economy

Economic conditions, and the resulting impact on the telecommunications sector in particular, affect Telecom’s operations. As a result of the economic downturn in both New Zealand and Australia, Telecom has seen a reduction in customer demand during FY10, most notably in calling revenue. These factors are estimated to have reduced Telecom’s EBITDA by up to $5 million in Q4 FY10 when compared with Q4 FY08. This is a smaller effect than each of the previous seven quarters as a result of the gradual recovery of the New Zealand economy.

Despite the difficult economic conditions, the bad debt expense for FY10 of $17 million was lower than FY09 ($24 million) due to a strong focus on improved billing and collection.

Chorus

Chorus operates New Zealand’s largest local telecommunications access network. A range of telecommunications companies use this network to deliver phone, data and broadband services to New Zealanders.

Chorus builds and maintains the telecommunications network, as well as installing and repairing phone, data and broadband connections.

In addition to deploying Telecom’s FTTN programme to extend the fibre network and enable the delivery of high-speed broadband to New Zealand, Chorus is also responsible for the unbundling of exchanges and cabinets, the selling of UCLL lines and the provision of backhaul and co-location services to telecommunications providers. Chorus also provides a range of field and building services.

Chorus also earns internal revenue through the provision of copper and fibre access, co-location, field services and backhaul to other business units.

	Year ended 30 June			Quarter ended 30 June
	2010	2009	Change	2010	2009	Change
	$m	$m	%	$m	$m	%

Operating revenues
Local service	22	14	57.1	7	4	75.0
Other operating revenue	22	18	22.2	6	6	—
Internal revenue	992	978	1.4	256	246	4.1

	1,036	1,010	2.6	269	256	5.1

Operating expenses
Labour	21	20	5.0	5	4	25.0
Other operating expenses	218	204	6.9	59	51	15.7
Internal expenses	43	36	19.4	13	9	44.4

	282	260	8.5	77	64	20.3

EBITDA	754	750	0.5	192	192	—

FTE - Permanent	231	193	19.7
FTE - Contractors	17	20	(15.0)

FTE - Total	248	213	16.4

Operating revenues

Operating revenues increased by 2.6% to $1,036 million in FY10 and by 5.1% to $269 million in Q4 FY10 when compared to the prior comparative periods, mainly due to the growth in local service and internal revenues. Other operating revenue increase of $4 million contributed to the increase in FY10.

Total access lines at 30 June 2010 were 1.783 million compared to 1.797 million at 30 June 2009, a reduction of 0.8%.

At 30 June 2010 Chorus had unbundled 77 exchanges and seven external customers were consuming UCLL based services. Chorus’ local service revenue includes UCLL and contributions towards the provision of access infrastructure in new subdivisions. UCLL revenues increased in FY10 when compared to FY09, while subdivision revenues were largely flat.

Other operating revenue increased by $4 million to $22 million in FY10, largely attributable to the disposal of surplus copper, while UCLL co-location and backhaul service revenues were largely flat. Other operating revenues in Q4 FY10 were unchanged when compared to the prior comparative period.

Chorus’ internal revenue increased by $14 million to $992 million in FY10. Revenue from internal access lines declined as Retail and Wholesale lines shifted to external customers and the total number of access lines declined. Internal field services revenue declined, due to lower provisioning and maintenance volumes. These declines were more than offset by growth in co-location and backhaul revenues, largely driven by additional FTTN cabinets being utilised.

Operating expenses

Operating expenses increased by $22 million to $282 million in FY10 and by $13 million to $77 million in Q4 FY10 when compared to FY09 and Q4 FY09 respectively.

Labour expenses in FY10 were $1 million higher when compared to FY09, with a $1 million increase in Q4 FY10 driven by an increase in FTE numbers.

Other operating expenses increased by $14 million to $218 million in FY10 and by $8 million to $59 million in Q4 FY10 when compared to prior comparative periods. These increases were largely due to increases in property maintenance, electricity, direct and other support costs when compared to the prior comparative periods.

Internal expenses increased by $7 million in FY10, due to an increase in Chorus’ allocation of costs from other business units. The allocation was $4 million higher in Q4 FY10 when compared to Q4 FY09.

Wholesale & International

Wholesale provides broadband, business data, voice and interconnect products and services to telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow Wholesale’s customers to build and deliver their own tailored services or on a resale basis allowing customers to resell the equivalent of retail based services to their own customers.

International provides international telecommunication services to other Telecom business units and to over 100 global customers, serviced through points of presence in North America, Europe and Asia. International also manages internet carriage from New Zealand and Australia, over the Southern Cross Cable, to a range of peering networks in the USA.

As reported in Q3 FY10, following a strategic review, the voice and data components of the International business have been separated, with effect from 1 July 2010, and Telecom is now considering its strategic options for the voice component, which earns EBITDA of approximately $20 million per annum. Options available for the International voice business include divestment, retention or partnership.

	Year ended 30 June			Quarter ended 30 June
	2010	2009	Change	2010	2009	Change
	$m	$m	%	$m	$m	%
Operating revenues
Local service	192	158	21.5	51	42	21.4
Calling	240	344	(30.2)	57	77	(26.0)
Interconnection	139	130	6.9	37	29	27.6
Mobile	10	10	—	4	3	33.3
Data	97	86	12.8	26	23	13.0
Broadband and internet	85	80	6.3	23	18	27.8
Other operating revenue	26	22	18.2	7	5	40.0
Internal revenue	503	545	(7.7)	118	128	(7.8)

	1,292	1,375	(6.0)	323	325	(0.6)

Operating expenses
Labour	55	57	(3.5)	13	15	(13.3)
Intercarrier costs	384	520	(26.2)	97	120	(19.2)
Other operating expenses	41	52	(21.2)	9	13	(30.8)
Internal expenses	586	511	14.7	161	131	22.9

	1,066	1,140	(6.5)	280	279	0.4

EBITDA	226	235	(3.8)	43	46	(6.5)

FTE - Permanent	399	410	(2.7)
FTE - Contractors	12	36	(66.7)

FTE - Total	411	446	(7.8)

Operating revenues

Wholesale & International’s revenues decreased by 6.0% to $1,292 million in FY10 and 0.6% in Q4 FY10 to $323 million when compared to the prior comparative periods.

Local service revenues increased by 21.5% to $192 million in FY10 and by 21.4% in Q4 FY10 to $51 million mainly reflecting growth in the number of fixed access lines as well as CPI increases and a one-off increase relating to maintenance charges in FY10.

Calling revenues decreased by 30.2% in FY10 to $240 million and by 26.0% in Q4 FY10 to $57 million primarily as a result of falling market prices which have driven down carrier services revenues and costs, as well as the impact of a strong NZD on USD denominated revenues and lower market driven pricing.

Interconnection revenues increased by $9 million to $139 million in FY10 and by $8 million in Q4 FY10, due to one-off adjustments in Q4 FY09 and Q4 FY10, and as volume increases more than offset the fall in mobile termination rates.

Data revenues increased by $11 million to $97 million in FY10 and by $3 million to $26 million in Q4 FY10 due to growth in existing business and the impact of new customers acquired.

Broadband and internet revenues have increased by $5 million to $85 million in FY10 and by $5 million to $23 million in Q4 FY10 mainly due to the growth in the number of broadband connections supplied to Wholesale customers, which increased by 9.5%, or 27,000 connections from 30 June 2009 to 30 June 2010, partly offset by lower prices. The stronger growth in Q4 FY10 when compared to Q4 FY09 was also due to one-off billing adjustments in Q4 FY09.

Internal revenues decreased by $42 million in FY10 to $503 million and by $10 million to $118 million in Q4 FY10. These decreases were primarily due to a market based reduction in the internal pricing of international internet carriage, as well as declines in the fixed access base at Telecom’s retail divisions.

Operating expenses

Wholesale & International’s operating expenses decreased by $74 million in FY10 to $1,066 million and slightly increased by $1 million to $280 million in Q4 FY10 when compared to prior comparative periods.

Labour costs decreased by $2 million in FY10 to $55 million and by $2 million in Q4 FY10 to $13 million. Increases in Wholesale’s labour costs for further business growth and operational separation activities were offset by decreases in International’s labour costs due to lower FTEs and favourable foreign exchange impacts on the conversion of its overseas payroll costs.

Intercarrier costs decreased by $136 million to $384 million in FY10 and by $23 million to $97 million in Q4 FY10 due to the impact of a strong NZD on USD denominated costs and lower market prices from suppliers.

Other operating expenses decreased by $11 million to $41 million in FY10 and by $4 million to $9 million in Q4 FY10 when compared to prior comparative periods primarily due to higher mobile cost of sales to MVNO customers in the comparative period, as well as favourable foreign exchange rate movements.

Internal expenses increased by $75 million to $586 million in FY10 and by $30 million to $161 million in Q4 FY10 due to higher Chorus charges reflecting volume growth in Wholesale’s products that utilise Chorus’ inputs as well as the increases in Chorus co-location and backhaul costs associated with a higher number of FTTN cabinets being rolled out.

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed-line calling and access products, broadband, dial-up and online offerings, mobile voice, SMS / text, content and data services.

	Year ended 30 June			Quarter ended 30 June
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues and other gains
Local service	678	726	(6.6)	164	180	(8.9)
Calling	328	367	(10.6)	77	86	(10.5)
Mobile	594	590	0.7	142	147	(3.4)
Data	22	24	(8.3)	6	6	—
Broadband and internet	289	276	4.7	75	71	5.6
IT services	14	18	(22.2)	—	4	NM
Other operating revenue	22	19	15.8	7	4	75.0
Internal revenue	116	118	(1.7)	29	28	3.6
Other gains	13	—	NM	13	—	NM

	2,076	2,138	(2.9)	513	526	(2.5)

Operating expenses
Labour	162	162	—	40	40	—
Other operating expenses	434	437	(0.7)	102	116	(12.1)
Internal expenses	1,084	1,135	(4.5)	261	274	(4.7)

	1,680	1,734	(3.1)	403	430	(6.3)

EBITDA	396	404	(2.0)	110	96	14.6

FTE - Permanent	2,197	2,064	6.4
FTE - Contractors	109	111	(1.8)

FTE - Total	2,306	2,175	6.0

Operating revenues

Retail’s operating revenues and other gains of $2,076 million decreased by 2.9% when compared to FY09. Local service and calling revenue declines in FY10 were partially offset by continued growth of broadband and mobile revenues and other gains.

The rate of decline in local service revenue has deteriorated in Q4 FY10 to 8.9% from 5.6% in Q3 FY10 as a result of higher fixed access net churn. The full year local service revenue decline of 6.6% in FY10 remains just up on the FY09 revenue decline of 6.2% in an increasingly competitive market.

The number of retail access lines as at 30 June 2010 was 6.8% lower than at 30 June 2009, an improvement on the 7.9% decline during FY09.

While access and calling bundles have eased national calling revenue declines, this has been mostly offset by other calling revenue declines, as a result of continued reductions in mobile termination rates and substitution of international calling.

Retail mobile revenue in Q4 FY10 declined by 3.4% compared to Q4 FY09, partially due to high revenues recognised in the comparative period following the launch of the XT network, and the effect of reparation credits and loyalty discounts given to customers impacted by the partial XT outages. The remaining variance reflects traditional mobile voice and text revenue declines, being mostly offset by gains in growth products such as mobile broadband and roaming revenues within consumer segments. Q4 FY10 delivered 98% and 37% growth in Retail Mobile broadband and voice roaming revenues respectively, when compared to Q4 FY09.

Mobile revenue (including Retail and Gen-i) grew in FY10 by 1.8% or $14 million when compared to FY09, although the combined mobile revenues for Retail and Gen-i were flat at $190 million in Q4 FY10 when compared to Q4 FY09. Mobile revenue growth in FY10 was impacted by the adverse effects from the partial XT outages, which included reparations and loyalty credits reducing revenue by $16 million during the year, lower customer take-up as customer confidence in the XT offerings was restored and marketing campaigns resumed at the end of FY10. These effects were inflated in Q4 FY10 due to the high level of revenue earned in the prior comparative period when the XT network was launched.

The mobile customer base declined to 2.171 million customers at 30 June 2010, from 2.186 million customers at 30 June 2009, as CDMA connections become inactive.

Telecom remains committed to its mobile strategy of attracting higher value customers, and returned to marketing the XT network in June 2010, following reliability and resilience enhancements.

The migration and acquisition of customers to the XT network continued during Q4 FY10, adding 117,000 connections. This resulted in 32.8% of total mobile connections now on the XT network as at 30 June 2010, compared to 25.9% as at 31 March 2010. Of the total mobile connections at 30 June 2010, 1.312 million or 60.4% were pre-paid and 859,000 or 39.6% were post-paid.

Mobile ARPU (including Retail and Gen-i) of $25.10 for Q4 FY10 has increased by $0.54 or 2.2% when compared to Q4 FY09, due to the continued growth of mobile data and roaming revenues. Excluding the reparation credits and loyalty discounts given to customers impacted by the partial XT outages, mobile ARPU increased by $1.55 or 6.3% when compared to Q4 FY09, improving on Q3 FY10 growth of 3.8% when compared to Q3 FY09.

Declining data revenues in FY10 reflect downward trends in ISDN usage as a result of declining calling minutes and customer numbers.

Broadband and internet revenues increased by $4 million, or 5.6%, when comparing Q4 FY10 revenue of $75 million with $71 million in Q4 FY09. Broadband connection growth continued with the customer base increasing by 9.0% to 579,000 when compared to Q4 FY09. The resulting broadband revenue growth of 7.7% is comparable to prior periods, with the revenue increases being lower than growth in customer base due to lower value bundle offerings.

The other gains of $13 million represent various resolutions and settlements reached with a supplier in Q4 FY10.

Operating expenses

Total labour expenses remained flat at $162 million for FY10 and $40 million for Q4 FY10. While recent restructuring within the Retail business has resulted in a reduction of 5 FTE within Q4 FY10, a further 42 FTE will exit the business early in FY11.

Other operating expenses decreased by $3 million to $434 million in FY10 and by $14 million to $102 million in Q4 FY10 when compared to prior comparative periods. Reductions in Q4 FY10 represent savings in advertising and communications and reduced mobile costs of sales, partially offset by inventory provisions. The comparative Q4 FY09 included a higher profile of mobile costs of sales relating to the launch in May 2009 of the XT mobile network.

Internal expenses decreased by $13 million in Q4 FY10 when compared to Q4 FY09. This is a result of a declining fixed access base, that has led to reduced intercarrier and wholesale costs of sale, together with a reduction in maintenance costs as avoidable truck rolls are reduced by our ‘right-first-time’ cost out initiatives.

EBITDA growth of $14 million in Q4 FY10 when compared to Q4 FY09 largely reflects the impact of the one-off $13 million gain. FY10 EBITDA declined by $8 million as historic declines in Retail EBITDA now abate with consecutive quarters delivering year-on-year growth.

Gen-i

Gen-i integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia. Gen-i takes world-leading technologies and combines them in a way that produces a business advantage for clients.

	Year ended 30 June			Quarter ended 30 June
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues and other gains
Local service	103	120	(14.2)	25	28	(10.7)
Calling	164	180	(8.9)	41	44	(6.8)
Mobile	192	182	5.5	48	43	11.6
Data	355	381	(6.8)	88	93	(5.4)
Broadband and internet	26	26	—	6	7	(14.3)
IT services	466	468	(0.4)	151	138	9.4
Resale	2	2	—	—	—	—
Other operating revenue	56	87	(35.6)	9	10	(10.0)
Internal revenue	81	63	28.6	28	18	55.6
Other gains	4	—	NM	4	—	NM

	1,449	1,509	(4.0)	400	381	5.0

Operating expenses
Labour	327	336	(2.7)	84	85	(1.2)
Intercarrier costs	—	3	NM	—	—	—
Other operating expenses	441	467	(5.6)	139	131	6.1
Internal expenses	456	484	(5.8)	110	117	(6.0)

	1,224	1,290	(5.1)	333	333	—

EBITDA	225	219	2.7	67	48	39.6

FTE - Permanent	2,726	2,819	(3.3)
FTE - Contractors	225	180	25.0

FTE - Total	2,951	2,999	(1.6)

The results for Gen-i are presented separately under the headings Gen-i telecommunications solutions and Gen-i IT solutions. Sales and support costs are included within the telecommunications results. Gen-i’s IT solutions business has lower margins and lower capital expenditure requirements than the telecommunications business activities. Many of Gen-i’s clients require an ICT package combining both telecommunications and IT solutions.

Gen-i telecommunications solutions

	Year ended 30 June			Quarter ended 30 June
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues
Local service	103	120	(14.2)	25	28	(10.7)
Calling	164	180	(8.9)	41	44	(6.8)
Mobile	192	182	5.5	48	43	11.6
Data	355	381	(6.8)	88	93	(5.4)
Broadband and internet	26	26	—	6	7	(14.3)
IT services	29	15	93.3	12	6	NM
Resale	2	2	—	—	—	—
Other operating revenue	50	71	(29.6)	7	7	—
Internal revenue	45	45	—	10	11	(9.1)
Other gains	4	—	NM	4	—	NM

	970	1,022	(5.1)	241	239	0.8

Operating expenses
Labour	182	193	(5.7)	48	49	(2.0)
Intercarrier costs	—	3	NM	—	—	—
Other operating expenses	153	161	(5.0)	37	43	(14.0)
Internal expenses	447	482	(7.3)	106	116	(8.6)

	782	839	(6.8)	191	208	(8.2)

EBITDA	188	183	2.7	50	31	61.3

FTE - Permanent	1,172	1,222	(4.1)
FTE - Contractors	72	60	20.0

FTE - Total	1,244	1,282	(3.0)

Operating revenues – telecommunications solutions

Traditional local service and calling revenues continued to decline in line with industry trends as increased competition, regulation and technology drive down pricing, with local service revenues in FY10 declining by $17 million to $103 million and calling revenues declining by $16 million to $164 million when compared to the prior comparative period. In Q4 FY10 local service revenues declined by $3 million to $25 million and calling revenues declined by $3 million to $41 million when compared to the prior comparative period.

Despite the impact of reparation credits and loyalty discounts relating to the partial XT outages, mobile revenue increased $10 million to $192 million in FY10 when compared to FY09. The $5 million increase in Q4 FY10 to $48 million when compared to Q4 FY09 reflects the continued growth in connections on the XT network.

Data revenue for FY10 declined by $26 million to $355 million and by $5 million to $88 million in Q4 FY10 when compared with the prior comparative periods as the competitive environment and economic conditions drove customers to lower cost options. In New Zealand these conditions have resulted in increased price and volume pressure.

IT services revenue increased by $6 million in Q4 FY10 when compared to the prior comparative period principally due to new technologies rolled out to two customers. These sales contributed to the full year increase in IT services revenue in FY10 of $14 million.

Other gains of $4 million represent various resolutions and settlements reached with a supplier.

Operating expenses – telecommunications solutions

Labour costs declined by $11 million to $182 million in FY10 and by $1 million to $48 million in Q4 FY10 when compared with the prior comparative periods, reflecting active management of costs in both New Zealand and Australia as part of Gen-i’s cost-out and transformation programme.

Intercarrier costs are now incurred by AAPT and recharged to Gen-i under a revised trading model and are recorded as internal expenses by Gen-i.

Other operating expenses decreased by $8 million to $153 million in FY10 and by $6 million to $37 million in Q4 FY10 when compared to the prior comparative periods primarily due to a reduction in support and selling expenses as a result of the cost-out and transformation programmes.

Internal expenses declined by $35 million to $447 million in FY10 and by $10 million to $106 million in Q4 FY10, with a corresponding reduction in the number of lines and volume of services purchased from Chorus and Wholesale.

EBITDA has increased by $5 million to $188 million in FY10 and by $19 million to $50 million in Q4 FY10. The stronger growth in the Q4 FY10 result, when compared to the full year was attributable to the increase in IT services, mobile revenues and other gains.

Gen-i IT solutions

	Year ended 30 June			Quarter ended 30 June
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues
IT services	437	453	(3.5)	139	132	5.3
Other operating revenue	6	16	(62.5)	2	3	(33.3)
Internal revenue	36	18	NM	18	7	NM

	479	487	(1.6)	159	142	12.0

Operating expenses
Labour	145	143	1.4	36	36	—
Other operating expenses	288	306	(5.9)	102	88	15.9
Internal expenses	9	2	NM	4	1	NM

	442	451	(2.0)	142	125	13.6

EBITDA	37	36	2.8	17	17	—

FTE - Permanent	1,554	1,597	(2.7)
FTE - Contractors	153	120	27.5

FTE - Total	1,707	1,717	(0.6)

Operating revenues – IT solutions

IT solutions revenue declined by $8 million to $479 million in FY10 principally due to an overall decline in procurement revenue in New Zealand as a result of economic uncertainty and delayed customer spend. However, operating revenues increased by $17 million to $159 million in Q4 FY10 when compared to Q4 FY09, with the increase in Q4 FY10 procurement revenue being the result of an improved campaign drive in Q4 FY10 when compared to Q4 FY09.

Managed services revenues increased slightly in FY10 when compared to FY09, despite a 4.5% contraction in the New Zealand IT services market in the first half of FY10.

Internal revenue increased by $18 million in FY10 due to higher levels of procurement of both hardware and software being undertaken on behalf of other Telecom business units.

Operating expenses – IT solutions

Total operating expenses declined by $9 million to $442 million in FY10 but increased by $17 million to $142 million in Q4 FY10.

As at 30 June 2010, total FTEs had decreased slightly when compared with last year, but the mix has changed, resulting in a 27.5% increase in contractors. Labour costs have increased by $2 million in FY10 but remained constant in Q4 FY10 reflecting the impact of cost-out and efficiency initiatives against the slightly increased managed services revenue base.

Other operating expenses declined by $18 million to $288 million in FY10. The decline is partly due to reduced cost of sales resulting from lower procurement revenues, as well as the effectiveness of cost-out and efficiency initiatives against the slightly increased managed services revenue base. Other operating expenses increased by $14 million to $102 million in Q4 FY10, due to increased costs of sales resulting from higher Q4 procurement revenues. IT services costs of sales increased by $12 million in Q4 FY10 as a result of higher revenue noted above. However, the result for the full year was a decline in costs, where IT services costs of sales in FY10 were $25 million lower due to lower demand, as seen in the decline in IT solutions revenue.

The IT solutions EBITDA increased by $1 million to $37 million in FY10 when compared to FY09, in spite of lower revenue.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes nation-wide diverse coverage of 11,000km of interstate fibre, its own data centres in major capital cities, fibre access to 1,300 buildings, Midband Ethernet in 148 exchanges. AAPT has access to DSL coverage in over 350 exchanges focused on the major Australian cities and large metropolitan areas.

AAPT has three customer segments, Wholesale, Business Solutions and Consumer. Wholesale focuses on leveraging AAPT’s network reach particularly within the ‘on-net’ data and internet sales to the carrier, partner and reseller channels. Business Solutions addresses the Corporate, Medium and Small Enterprise segments and is focused on selling ‘on-net’ data and internet. Consumer is focused on selling broadband, voice and mobile services to the small and home office and residential segment.

To eliminate the impact of foreign exchange rate movements, AAPT’s results are presented in Australian dollars (‘A$’).

In late July 2010 Telecom announced the sale of its investments in Macquarie Telecom and iiNet for A$80 million and the sale to iiNet of the AAPT Consumer business for A$60 million, subject to iiNet shareholder and regulatory approvals.

	Year ended 30 June			Quarter ended 30 June
	2010 A$m	2009 A$m	Change %	2010 A$m	2009 A$m	Change %

Operating revenue and other gains
Local service	21	24	(12.5)	4	6	(33.3)
Calling	215	282	(23.8)	50	64	(21.9)
Interconnection	31	38	(18.4)	7	9	(22.2)
Mobile	24	33	(27.3)	6	8	(25.0)
Data	134	130	3.1	34	33	3.0
Broadband and internet	138	163	(15.3)	33	39	(15.4)
Resale	216	268	(19.4)	50	62	(19.4)
Other operating revenue	25	19	31.6	11	5	NM
Internal revenue	78	88	(11.4)	19	21	(9.5)

	882	1,045	(15.6)	214	247	(13.4)

Operating expenses
Labour	136	150	(9.3)	32	35	(8.6)
Intercarrier costs	455	581	(21.7)	104	135	(23.0)
Other operating expenses	135	144	(6.3)	37	32	15.6
Internal expenses	48	77	(37.7)	13	18	(27.8)

	774	952	(18.7)	186	220	(15.5)

EBITDA	108	93	16.1	28	27	3.7

FTE - Permanent	1,120	1,226	(8.6)
FTE - Contractors	40	63	(36.5)

FTE - Total	1,160	1,289	(10.0)

Operating revenues and other gains

Operating revenues decreased by 15.6% to A$882 million in FY10 and by 13.4% to A$214 million in Q4 FY10, as revenue declined in all main categories, with the exception of data. Consumer, Business Solutions and Wholesale experienced decreases in revenue when compared to FY09. The impact of the revenue decline on margin was mitigated through an improved product mix of new business, favourable pricing from third party carriers, the ‘on-net’ strategy and a managed reduction in low margin consumer customers.

Calling and Resale revenue declines of A$67 million and A$52 million in FY10 and by A$14 million and A$12 million in Q4 FY10 respectively were primarily driven by a managed reduction in low margin customers. Data revenue increased in FY10 by 3.1% primarily in the Wholesale channel.

Operating expenses

Labour costs decreased in FY10 by A$14 million to A$136 million and by A$3 million to A$32 million in Q4 FY10 when compared to prior comparative periods mainly due to lower headcount driven by the transition to an offshore call centre in Manila and other restructuring.

Intercarrier costs reduced by A$126 million to A$455 million in FY10 and by A$31 million to A$104 million in Q4 FY10 when compared to prior comparative periods in line with revenue and the ongoing savings due to moving customers ‘on-net’.

Other operating expenses reduced by A$9 million to A$135 million in FY10 when compared to the prior comparative period. The full year reduction was driven by savings through the transition to an offshore call centre in Manila, significant data storage cost reductions, IT support contract renegotiation and lower bad debt expenses. Increased marketing in the consumer and business segments partially offset these reductions. Other operating costs increased in Q4 FY10 by A$5 million primarily due to severance costs recognised this quarter.

AAPT’s EBITDA improved by A$15 million to A$108 million when comparing FY10 with FY09 and was relatively comparable at A$28 million in Q4 FY10 with the prior comparative period. The year to date improvement was driven by:

•	continued cost focus, driven by headcount reductions and other cost management initiatives;

•	more customers and products ‘on-net’;

•	favourable one-off adjustments in Q1 FY10 from commercial terms agreed with another operator; and

•	start up costs associated with off-shoring in the prior comparative period.

Technology & Shared Services

Telecom’s Technology & Shared Services (‘T&SS’) business unit maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the shared services division of T&SS supports Telecom in areas such as accounts payable, procurement and supply chain, provisioning, billing, engineering, operations and information management.

As reported in Q1 FY10, FCA allocates T&SS costs to each of the market facing business units, based on their use of T&SS resources, or where applicable, the volumes they drive through T&SS. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

	Year ended 30 June			Quarter ended 30 June
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues
Other operating revenue	8	7	14.3	1	2	(50.0)
Internal revenue	612	602	1.7	148	142	4.2
Other gains	10	—	NM	10	—	NM

	630	609	3.4	159	144	10.4

Operating expenses
Labour	103	94	9.6	25	22	13.6
Other operating expenses	292	290	0.7	72	61	18.0
Internal expenses	235	225	4.4	62	61	1.6

	630	609	3.4	159	144	10.4

EBITDA	—	—	—	—	—	—

FTE - Permanent	1,498	1,505	(0.5)
FTE - Contractors	209	134	56.0

FTE - Total	1,707	1,639	4.1

Operating revenues

Other operating revenue largely consists of three components being cost recovery for use of T&SS’s assets by external parties, provision of services by T&SS to external parties and, in some instances, credits received from third party suppliers. The $1 million increase in other operating revenue to $8 million in FY10 is due to recognition of negotiated supplier credits in FY10. Other gains of $10 million represent various resolutions and settlements reached with a supplier.

Through FCA, T&SS recovers its costs from the other business units. Internal revenue therefore mirrors and fluctuates in line with total operating expenses.

Operating expenses

Compared to the prior periods, labour costs show an increase of $9 million in FY10 and $3 million in Q4 FY10. The main reason for this was the incremental operational support and management required of T&SS staff in relation to the Undertakings compliance and transformation programmes. Some of these labour costs were also capitalised on project builds in the comparative periods.

Other operating expenses increased by $2 million in FY10 and by $11 million in Q4 FY10 when compared to the prior comparative periods. The increase in Q4 FY10 largely relates to the benefit of one-off items that arose in the comparative period. Other operating expenses in FY10 were relatively stable when compared to FY09 due to cost out programmes largely compensating for increases in costs to support ongoing regulatory requirements and new platforms and networks, such as the XT mobile network and associated systems.

Internal expenses increased by $10 million in FY10 and by $1 million in Q4 FY10 when compared to the prior comparative periods. These increases were demand driven and largely arose from increased backhaul charges, reflecting increased use of Chorus’ network driven by demand from the market facing business units.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions for the Group. Revenue includes the external income relating to TSO, dividends received from Southern Cross and other revenue not directly associated with a business unit. As reported in Q1 FY10, certain corporate revenues costs are allocated under FCA to other business units.

	Year ended 30 June			Quarter ended 30 June
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Adjusted operating revenues
Other operating revenue	81	109	(25.7)	2	7	(71.4)
Internal revenue	110	93	18.3	37	29	27.6

	191	202	(5.4)	39	36	8.3

Operating expenses
Labour	53	53	—	14	16	(12.5)
Other operating expenses	64	80	(20.0)	28	25	12.0
Internal expenses	48	24	NM	17	6	NM

	165	157	5.1	59	47	25.5

Adjusted EBITDA	26	45	(42.2)	(20)	(11)	81.8

FTE - Permanent	222	204	8.8
FTE - Contractors	10	2	NM

FTE - Total	232	206	12.6

Operating revenues

Other operating revenue decreased by $28 million in FY10 ($5 million in Q4 FY10) when compared to the prior comparative period due to the receipt of dividends from Southern Cross of $63 million in FY10, compared to $79 million in FY09. $5 million of dividends were received in Q4 FY10, compared to nil in Q4 FY09, which was partially offset by a revision of certain other revenues in the quarter. Southern Cross dividends vary in amount and timing and are denominated in USD.

Internal revenue of $110 million was $17 million higher in FY10 and $8 million higher in Q4 FY10 due to increased recoveries under FCA.

Operating expenses

Labour costs of $53 million were stable in FY10 and decreased by $2 million in Q4 FY10 due to higher outsourced contractor costs in the prior comparative period, despite the increase in the number of permanent staff due to in-sourcing of some corporate functions.

Other operating expenses decreased by $16 million to $64 million for FY10 as a result of non-recurring costs in FY09 and continued focus on cost reductions. However, other operating expenses increased by $3 million to $28 million for Q4 FY10 when compared to Q4 FY09 due to additional consultant and legal costs.

Internal expenses increased by $24 million to $48 million in FY10 and by $11 million to $17 million in Q4 FY10 when compared with prior comparative periods, due to the impacts of FCA and increased trading with Gen-i.

Group cash flow

	Year ended 30 June
	2010 $m	2009 $m	Change %

Cash flows from operating activities	1,761	1,551	13.5
Cash flows from investing activities	(1,091)	(1,282)	(14.9)
Cash flows from financing activities	(555)	(880)	(36.9)
Foreign exchange movement	(16)	93	NM

Net movement in cash	99	(518)	NM

Detailed disclosure of the above line items is included in Telecom’s condensed financial statements which have been released with this management commentary.

Cash flows from operating activities

Net cash from operating activities increased in FY10 by $210 million to $1,761 million when compared to FY09. This was due to the reduction in payments to suppliers and employees of $577 million more than offsetting the $395 million reduction in cash received from customers. The reduction in payments to suppliers and employees was a result of lower intercarrier expenses and Telecom’s focus on reducing costs and reducing working capital balances, while the decline in cash received from customers follows the revenue declines during FY10. Tax payments were also $41 million lower in FY10 as a result of a refund received during FY10. Dividend income was $16 million lower in FY10 when compared to FY09 (primarily due to Southern Cross), which partially offset an $18 million decrease in interest payments due to lower average debt balances.

Cash flows from investing activities

The net cash outflow on investing activities of $1,091 million in FY10 was $191 million lower than the $1,282 million outflow in FY09 due to reductions in payments for property, plant and equipment and intangible assets, as described under ‘capital expenditure’ below.

Cash flows from financing activities

Telecom’s outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in FY10 was $555 million, compared to $880 million in FY09. The FY10 total of $555 million comprises $327 million of dividend payments and $228 million relating to the repayment of debt and derivatives. This compared to $420 million of dividend payments in FY09, $860 million for the repayment of debt and derivatives, partially offset by $400 million of proceeds from issuing long-term debt.

Capital expenditure

	Year ended 30 June			Quarter ended 30 June
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Transformation and regulation
XT mobile network	100	315		53	60
FTTN	152	126		41	34
FNT	65	150		15	41
NGT Retail	109	55		42	33
Separation	163	123		38	51
Other regulatory	7	11		1	2

Total transformation and regulation	596	780	(23.6)	190	221	(14.0)

Business sustaining
IT systems	69	66		39	20
Gen-i	59	78		28	15
AAPT	77	89		26	30
Southern Cross capacity	48	44		15	—
Network maintenance and growth	205	201		75	58
New products and services	47	6		36	—
Other business sustaining	82	49		49	21

Total business sustaining	587	533	10.1	268	144	86.1

Total	1,183	1,313	(9.9)	458	365	25.5

The full year capital expenditure result for FY10 of $1,183 million was in line with our expectations of $1.1 to $1.2 billion. FY10 capital expenditure was $130 million lower than in FY09 due to a reduction in transformation and regulatory spending of $184 million, partially offset by a $54 million increase in business sustaining investments. Q4 FY10 spend was higher than prior quarters, as expected and signalled with the Q3 results.

Transformation and regulation

The reduction in transformation and regulation investment in FY10 was primarily due to reductions in the XT mobile network and FNT programmes of work reducing spend after peak investment occurred in FY09. The XT mobile network was launched at the end of FY09 and since then the level of capital expenditure has significantly reduced.

FTTN investment in FY10 increased when compared to FY09, due to additional cabinet rollouts in accordance with Chorus’ Undertakings commitments.

Telecom’s FNT investment programme continues to focus on establishing the IMS platform and ancillary systems, and is over the peak in capital investment, while spend on NGT Retail more than doubled in FY10 when compared to FY09, with the launch of the equivalence of inputs residential broadband service and continuing development of the equivalence of inputs primary line voice service. Separation driven investment was higher in FY10 than FY09 as investment continued in the foundational platforms required to meet the ‘full equivalence’ requirements in the Undertakings for December 2011.

Business Sustaining

The other business sustaining activities increase of $33 million in FY10 related to many other investment programmes, including equipment and fit-out for the new Auckland and Wellington buildings, as well as several large investments in essential infrastructure such as air-conditioning and power services on other sites. Telecom also increased its spend on ‘new products and services’ in FY10 by $41 million, primarily due to a significant investment by Telecom Wholesale in enhancing its network to support future increases in customer demand.

These increases were partially offset by a $19 million reduction in Gen-i’s client-driven capital spend in FY10 and $12 million of lower investment at AAPT.

Dividend policy and long-term capital management

Long-term capital management

The Board continues to be committed to Telecom maintaining ‘single A’ credit ratings from both Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, and cash flow. As a guide, over the last three years Telecom’s expectations have been to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. Telecom currently has the following long-term credit ratings: Standard & Poor’s A (credit watch negative) and Moody’s Investors Service A3 (outlook stable).

Ordinary dividends

Telecom previously advised that its intention, subject to there being no material adverse changes in circumstances or operating outlook, is to pay dividends of 24 cents per share for FY10.

In accordance with Telecom’s intention to pay dividends of 24 cents per share for FY10, a dividend of 6.0 cents per share has been declared in respect of Q4 FY10. No imputation credits have been attached to these dividends and consequently no supplementary dividend has been declared.

For FY11 Telecom will target a dividend payout ratio of approximately 90% of adjusted net earnings. Subject to there being no adverse change in operating outlook, the dividend for the fourth quarter will be set to reflect the full year targeted payout ratio.

For FY11, Telecom anticipates full imputation, although this prediction is highly sensitive to a number of factors. To the extent that dividends are not fully imputed, the amount of any supplementary dividend declared will be reduced on a pro-rata basis.

Fourth quarter ordinary dividends
Ordinary shares		6.0 cents
American Depositary Shares[1]	US	21.98 cents

“Ex” dividend dates
New Zealand Exchange		6 Sep 2010
Australian Stock Exchange		30 Aug 2010
New York Stock Exchange		31 Aug 2010

Books closing dates
New Zealand, Australian Stock Exchanges		3 Sep 2010
New York Stock Exchange		2 Sep 2010

Payment dates
New Zealand, Australia		17 Sep 2010
New York		24 Sep 2010

[1]

Based on an exchange rate at 2 August 2010 of $1.00 to US$0.7328 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan has been retained. For the Q4 FY10 dividend, shares issued under the Dividend Reinvestment Plan will be issued at the prevailing market price applied to ordinary shares. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the Q4 FY10 dividend is 3 September 2010. For FY11 dividends, Telecom intends to conduct an on-market buy back of an equivalent number of shares issued pursuant to the DRP.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment since 30 June 2009 are set out below. This should be read in conjunction with the competitive and regulatory disclosures, including operational separation, the UFB and RBI proposals, and TSO, as set out in Telecom’s 2010 Annual Report, which will be available online at: http://investor.telecom.co.nz

New Zealand

UCLL continued momentum during FY10 as Telecom opened further exchanges to competitors for broadband and telephone services.

These moves further increase competition and consumer choice in the New Zealand telecommunications market with the likely effect of lowering overall sales prices and resulting margins.

Government fibre announcements

Ultra Fast Broadband Initiative

On 31 March 2009 the Government announced a draft proposal for comment relating to its Ultra Fast Broadband (‘UFB’) initiative. The Government’s goal is to accelerate the roll-out of UFB to 75% of New Zealanders, concentrating in the first six years on priority broadband users such as businesses, schools and health services, plus greenfield developments and certain tranches of residential areas. The Government proposes to support this with Government funding alongside additional private sector investment, and open-access infrastructure.

In September 2009, the Communications and Information Technology Minister (‘the Minister’) announced the final design of the Government’s UFB initiative. This includes a competitive partner selection process directed to provide an open access, passive fibre network infrastructure.

The Government has established Crown Fibre Holdings Limited (‘CFH’) as the vehicle for investing $1.35 billion of available funding. CFH is operating a contestable process to select partners in 33 regions for Local Fibre Companies (‘LFCs’).

The Government’s intention was for CFH to establish, with private sector partners, a LFC in each region to deploy fibre network infrastructure and provide access to dark fibre products and, optionally, certain wholesale services. There are 33 candidate coverage areas based on the largest urban areas (by forecasted population in 2021). LFCs will be required, from day one, to be open networks facilitating access to their infrastructure on a non-discriminatory or equivalent basis to all users and cannot be controlled by any party which also operates as a telecommunications retailer.

On 21 October 2009 the Minister released the ‘Invitation to Participate’ (‘ITP’) in the partner selection process. The ITP sets out the terms and conditions of the Government’s investment, including technical specifications and the Government’s preferred commercial model for co-investing with partners in an LFC. The ITP is based upon a commercial model where the Government largely funds the deployment of fibre into communities and the LFC partner gradually takes a greater share in the LFC as it connects customers. This risk-sharing model is intended to overcome the hurdle of uncertainty of demand.

Parties participating in the partner selection process submitted proposals on 29 January 2010. Telecom submitted a fully compliant Preferred Commercial Model proposal and an Alternative Commercial Model proposal that it believes better meets the objectives of the initiative.

On 1 July 2010, the Minister announced that the Government was revising the ITP following feedback that the CFH had received from respondents. Amongst other things, the ITP was revised to ensure that UFB will be provided at both layers 1 and 2 on an open access basis. The Minister advised that respondents to the original ITP would be invited to provide refined proposals based on the modified UFB model and regulatory regime.

On 2 August 2010 Telecom submitted a non-binding Refined Proposal that it believes aligns the interests and incentives of Telecom, its shareholders, the Government and New Zealanders. The refined proposal is predicated on the structural separation of Telecom, into two companies which would give rise to Chorus and parts of Telecom Wholesale becoming a new and entirely standalone company. This would significantly transform the telecommunications sector in New Zealand. A significant structural change to Telecom’s business would require 75% of the shares voting to be in favour of the change. Telecom also proposed integrating the UFB initiative with the Rural Broadband Initiative (‘RBI’). Integrating the two initiatives would allow for the extension of the reach of UFB into rural areas well beyond the 75% coverage area. Telecom believes that Chorus can deliver fibre faster and more efficiently while avoiding duplication or waste through bringing together the best of both worlds – the economies of scale and consistency of service inherent in a single, national, open access network, and the potential for significant local community involvement. Telecom has been open, flexible and considered all avenues in detail when developing its Refined Proposal. Crown Fibre Holdings announced that it has received Refined Proposals from 15 parties. The next stage involves Crown Fibre Holdings determining a short list of respondents, with an expectation of making a recommendation on preferred investment partners to shareholding Ministers in October 2010 and commencement of the initiative before the end of the calendar year.

Rural Broadband Initiative

On 29 September 2009 the Government released its RBI proposal. The key objective of the Government is to deliver ultra fast broadband to 97% of New Zealand schools and fast broadband services of 5Mbps or better to 97% of New Zealand households and enterprises.

The Government seeks to achieve these aims through progressive network upgrades over 10 years (beginning in 2010), focusing for the first six years on connecting rural schools. The proposal was that funding for rural broadband will come from a direct contribution by Government and a Telecommunications Development Levy. The proposal was to tender for the provision of ultra fast broadband to rural schools, with funding being made available on a grants basis. Telecom submitted its response on the Government’s RBI proposal on 30 October 2009.

On 16 March 2010, the Government confirmed its RBI proposal, including:

•

Creation of a $300 million Telecommunications Development Fund (‘TDF’) including a $48 million Government grant into this fund. The fund will be used to subsidise rural broadband investments (targeted primarily at rural backhaul upgrades); and

•	Creation of a $252 million dollar Telecommunications Development Levy (‘TDL’) to raise $50 million per annum from telecommunications carriers for six years, commencing in FY11.

The Government proposes to run a two stage tender process for allocation of funding. It called for expressions of interest on 22 April 2010 and Telecom responded to the expression of interest on 31 May 2010. The Government anticipates releasing a request for proposals in August 2010. The Government then anticipates commencing allocating funding to successful bidders before the end of 2010.

Regulatory reform

TSO

The Government released a discussion document on TSO reforms on 29 September 2009. It proposes to require Telecom to continue to provide the key elements of the local service TSO (e.g. residential access is continued to be made as widely available, increases are limited to CPI, free local calling and emergency 111 service continue). However, the Government proposed to change the methodology used to assess the compensation that Telecom receives for providing the local service to commercially non-viable customers. It proposed a new methodology which takes into account the costs and benefits that Telecom receives from providing local service to viable and non-viable customers at a national level. Based on this approach it expects Telecom’s loss to be zero for the foreseeable future. In future years, if Telecom considers there could be a loss, then it can apply for a loss calculation by the Commerce Commission (‘the Commission’).

In addition the Government proposed introducing a new industry levy that would be used to pay for TSO charges (TSO charges are likely to still include the TSO deaf relay service that is estimated to cost between $6 to $8 million per annum) and grants for upgrading the Emergency Call System and for funding the RBI. Telecom submitted its response on these reforms on 30 October 2009.

On 16 March 2010, the Government confirmed its proposal, including its expectation that it would collect $48 million for TSO services and upgrades to the emergency calling services. That money will be collected from telecommunications carriers as part of the TDL commencing in FY11. The Government expects to pass legislation in 2010 to implement the changes to the current TSO funding mechanism. However, Telecom will continue to receive TSO compensation under the current regime for FY10.

Prior to 1 July 2010, Telecom received funding from the industry under the TSO regime, where Telecom was compensated for the cost of providing access to uneconomic areas. With effect from 1 July 2010, the removal of the TSO contributions and the recognition of the TDL will adversely impact Telecom’s earnings by up to $56 million when comparing 2010 to 2011. The ultimate business units that bear the cost of the TDL will be Telecom Retail and Gen-i.

WACC guidelines

The Commission is currently reviewing submissions on specific topics pertaining to a Guideline on WACC for regulated businesses in parallel with its process to establish new regimes for businesses that are regulated under the Commerce Act 1986. Telecom has participated throughout the process. The Commission’s process is ongoing.

Resale Services Investigation

On 25 September 2009 the Commission announced that it would commence an investigation into whether the services Telecom provides to other telecommunications companies to be resold should be deregulated. Retail services, such as Home Line, are offered by Telecom to wholesale customers to resell at a discount to the retail price. The investigation will examine whether regulation should be removed, or amended to streamline the number of services covered. The Commission gave public notice of the commencement of the investigation on 1 October 2009 and is now in the process of seeking further information on the state of competition in the relevant markets. The Commission called for submissions on Telecom’s position on resale deregulation in May 2010. The Commission expects to release a draft report in August 2010.

TSO Cost Calculation

FY07 and FY08

The Commission released final determinations on the cost of the TSO for FY07 and FY08 on 7 October 2009. Telecom and Vodafone have judicially reviewed these determinations and the Court has allocated a hearing date in March 2011.

FY09

The Commission released a draft determination on the cost of the TSO for FY09 on 4 December 2009. The Commission is currently consulting on this draft determination.

Refer also to Telecommunications Act litigation presented below.

Operational separation

Operational separation was introduced on 31 March 2008, following acceptance by the Minister of Communications of Telecom’s Separation Plan, submitted on 25 March 2008. Some of the requirements took effect from 31 March 2008, although the majority did not take effect until 1 July 2008.

Telecom’s Separation Plan incorporates a comprehensive set of separation undertakings (‘the Undertakings’) which provide for a robust operational separation of Telecom into an access network unit, a wholesale unit, and retail units, acting at arm’s length from each other (and, in the case of the access network unit, on a standalone basis) in relation to ‘relevant services’. The Undertakings also provide for a staged implementation of equivalence requirements on key fixed network access services, as well as a significant acceleration of Telecom’s cabinetisation and FNT migration plans.

The Undertakings were developed under considerable time pressure. This included developing prescriptive and complex system migration plans without any certainty around what those migrations would involve. The Telecommunications Act 2001 provides a process that allows the Minister to agree variations to the Undertakings. To date the Minister has agreed three variations, and a fourth is pending. In the UK, BT can seek both variations and exemptions from its operational separation undertakings. Telecom’s Undertakings have been in force for approximately two years. After two years of BT’s undertakings taking effect, BT had been granted approximately 21 exemptions and 12 variations.

Telecom negotiated its first variation to the Undertakings (granted in May 2009). The variation delayed some of the milestone dates for the migration to equivalence but Telecom also committed to bringing forward the delivery of some products.

Telecom submitted a second variation proposal in respect of its obligation to restrict access to certain information in shared information systems (data compliance). The variation was granted on 19 November 2009. The variation has delayed the overall deadline for achieving data compliance to 30 September 2010, but has created new tracking milestones for achieving data compliance on a group of named systems by 31 December 2009, a further group of named systems by 30 June 2010 and the remainder by 30 September 2010. In addition the variation created an exemption from technical separation for a small group of systems. Finally, the variation included a requirement that Telecom’s reporting on future milestones be extended to be more forward-looking.

On 17 December 2009 Telecom submitted a third variation request seeking to defer by 12 months a small number of milestones that require Telecom to complete some equivalence ‘building blocks’ using new IT systems. Telecom proposed to meet these milestones using existing systems in the interim. The Minister conducted a consultation process to inform this decision and engaged Telecom for further information, which was provided. The Minister accepted the third variation request in May 2010.

In May 2010, Telecom submitted a fourth variation request which seeks to pause or remove a number of migration milestones in light of the UFB initiative. The variation request seeks:

•	a pause on Telecom’s obligation to migrate its existing retail broadband customers onto a new broadband product that consumes an UBA service from Telecom Wholesale;

•	the removal of the requirement to migrate 17,000 telephone lines from the PSTN platform to a primary line VoIP service consuming Wholesale broadband inputs by December 2009; and

•

a pause on the obligation for Telecom to complete some equivalence ‘building blocks’ using new IT systems. Telecom has proposed to continue meeting these milestones using existing systems in the interim.

The Ministry of Economic Development is currently consulting with the industry on Telecom’s fourth variation request. A decision from the Minister is pending.

Investigation into Telecom Wholesale’s Loyalty Offers

In August 2009 the Independent Oversight Group (‘IOG’) released a decision in which it found that Telecom’s Wholesale Loyalty Offers were in breach of the Undertakings (the obligation not to discriminate). The Commission investigated whether there had been a breach and whether to take any enforcement action. In November 2009, the Commission announced that it intended to issue proceedings for breach of the Telecommunications Act. In July 2010 Telecom entered a settlement agreement with the Commission. Telecom has agreed to pay $1.6 million for the benefit of the industry which the Commission has directed should be paid to Vodafone and Orcon equally. The Commission has agreed not to pursue any further action under the Telecommunications or Commerce Acts.

Investigation into Telecom Wholesale’s HSNS term and volume discounts

On 28 June 2010, the IOG released a decision in which it found that the term and volume discounts that formed part of Telecom Wholesale’s High Speed Network Service (‘HSNS’) were not in breach of the Undertakings (the obligation not to discriminate). The decision was issued in response to a complaint from Vector Communications that the HSNS term and volume discounts were discriminatory.

Accounting separation

On 25 March 2009 the Commission issued the accounting separation information disclosure requirements for the financial years ending on 30 June 2009 and 30 June 2010. Under these requirements, Telecom has to publish separate financial and other information about its retail, wholesale and network business activities.

Telecom’s regulatory financial statements and regulatory reporting manual were published on 18 December 2009 and in 2010 the Commission published a ‘Summary and Analysis’ of the 2009 regulatory financial statements and the draft Telecom accounting separation information disclosure requirements. Following a consultation process, the Commission released in May 2010 its final requirements for the regulatory financial statements and regulatory reporting manual including selected product disclosures for 2010. Telecom will publish its regulatory statements and reporting at the end of the 2010 calendar year.

UCLL backhaul and UBA backhaul standard terms determinations

In June 2008, the Commission determined the price and non-price terms for UCLL Backhaul and UBA Backhaul services. This pricing is based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure for both services based on distance bands and data transmission speeds. No application for a final pricing review, using a Total Service Long Run Incremental Cost (‘TSLRIC’) methodology, was made to the Commission.

For UCLL backhaul the regulation of transmission links was determined by a competition test from the time the standard terms determination (‘STD’) came into force. Application of that competition test results in some transmission links between exchanges within major centres and also between towns and cities being left unregulated. The Commission completed its second review to apply the competition test to determine which links should be included in the regulated service in December 2009. Two further links were classified as competitive.

The Commission is currently considering how the competition test is implemented while carrying out its third competition assessment of UCLL backhaul. It is also carrying out its first competition assessment of the UBA backhaul service, as the competition test for this service only came into effect in December 2009.

UBA standard terms determination – application to VDSL services

In December 2007, the Commission determined the price and non-price terms for UBA services. As it is currently worded, the UBA STD appeared wide enough to capture UBA services delivered over VDSL technology and other future DSL based technologies, without providing a pricing mechanism to allow Telecom to price these services at a premium.

Telecom raised this issue with the Commission in October 2009. The Commission sought submissions from the industry on the matter in November 2009. Telecom asked the Commission to initiate a review on whether the current regulated UBA services should extend to VDSL and other future technologies that Telecom may choose to deploy, and if it decided that it was appropriate, how the pricing and operational terms of the UBA STD should change.

The Commission subsequently issued a draft decision that a review is not warranted and that VDSL will only be captured by the regulated terms if Telecom chooses to use VDSL to deliver the regulated services. This means that Telecom can choose which technology it wants to deliver the regulated services and it can offer commercial VDSL based services at differentiated prices. The Commission confirmed its draft view on 16 April 2010.

UBA competition test

In June 2010, the Commission announced that it was commencing a review of the competition test for UBA. The competition test, which applied from December 2009, allows the Commission to consider whether Telecom faces competition in the market for the provision of UBA. The Commission is currently seeking information from relevant parties to inform its review.

UBA with SLES

In January 2010, a number of access seekers wrote to the Commission raising concerns with the price that Telecom Wholesale proposed to charge for UBA when it was taken in conjunction with the Chorus sub-loop extension service (‘SLES’). The Commission issued a draft clarification of the UBA STD in May 2010, proposing that Telecom should charge the ‘clothed’ UBA price when access seekers were also purchasing SLES from Chorus. Telecom submitted on the draft clarification in June 2010 and cross-submitted in July 2010. We are awaiting next steps.

Sub-loop related services standard terms determinations

The Commission’s sub-loop STD process incorporates three services – sub-loop, co-location and backhaul.

The Commission released its final STD for the sub-loop UCLL service and the related co-location and backhaul services in June 2009. The initial pricing approach for these sub-loop services is the same as for the UCLL backhaul service set out above. The Commission determined an urban and non-urban monthly rental for the sub-loop UCLL service. The monthly rental for sub-loop co-location service is based on the recovery of Telecom’s cabinet cost. An access seeker must pay the portion of the cabinet cost that reflects the proportion of occupied space that its active equipment uses in that cabinet. The monthly rental charge is calculated on a cabinet by cabinet basis. Finally, the Commission determined that Telecom must provide a 1 Gbps Ethernet backhaul service. The monthly rental for the sub-loop backhaul service is set in accordance with a fibre based pricing model where the monthly charge is determined by dividing the average cost of providing fibre links between the cabinet and the exchange by the number of fibres used at that specific cabinet and adding the cost of Telecom active equipment in the exchange. The charge is calculated on a cabinet by cabinet basis.

No application for a final pricing review, using a TSLRIC methodology, was made to the Commission.

Next generation networks study

In March 2008 the Commission commenced a study under Section 9A of the Telecommunications Act into Next Generation Networks (‘NGN’). The objective of the study is to establish an understanding of the opportunities and challenges of investment in Next Generation Networks. The Commission issued a report in May 2009 indicating that it would undertake further work on regulatory principles, IP interconnection and monitoring demand for NGN services.

Telecommunication Act draft guidelines

The Commission issued draft guidelines on the implementation of the Commission’s Telecommunications Act powers in July 2009 and Telecom made submissions.

Non-discrimination guidelines

The Commission issued draft guidelines on the meaning of ‘non-discrimination’ in the context of Telecom’s operational separation Undertakings in December 2009. Telecom made submissions on the draft guidelines on 22 February 2010. Guidelines from the Commission are pending.

Mobile co-location standard terms determination

The Commission issued its final STD in respect of mobile co-location on 11 December 2008. Telecom has completed implementing the initial service delivery requirements.

National roaming

On 5 September 2008, the Minister for Communications and Information Technology wrote to the Commission asking the Commission to consider whether there were reasonable grounds to commence an investigation into whether regulation of national roaming should be extended to include price. On 28 August 2009 the Commission announced that it was deferring the commencement of the mobile roaming investigation until after it has finalised its investigation into whether mobile termination access services should be subject to regulation. Telecom will make submissions once the Commission commences its investigation.

Trans-Tasman mobile roaming

The Telecommunications Commissioner wrote to various parties in August 2008 advising that he had been in discussions with the Australian Competition and Consumer Commission (‘ACCC’) about the possibility of a joint inquiry into trans-Tasman mobile roaming rates. In May 2010 the Ministry of Economic Development released a discussion paper on trans-Tasman roaming rates and pricing transparency in conjunction with Australia’s Department of Broadband, Communications and the Digital Economy. Telecom made submissions on the discussion document in July 2010. The Ministry of Economic Development has not yet indicated next steps.

Mobile termination access services

In May 2008, the Telecommunications Commissioner wrote to telecommunications service providers to advise them that he was considering commencing an investigation into whether to recommend to the Government that a new regulated service be added to the Act regarding mobile-to-mobile and text message termination services. The Commission released an issues paper on 8 August 2008 and sought submissions by 5 September 2008. On 6 November 2008 the Commission announced that it would commence an investigation into whether mobile termination access services (incorporating mobile-to-mobile voice termination, fixed-to-mobile voice termination and short-message-service termination) should become regulated services under Schedule 1 of the Act. In January 2009 Telecom, Vodafone and 2degrees submitted undertakings under Schedule 3A of the Telecommunications Act, as an alternative to the Commission proposing a regulatory change.

The Commission released its draft determination on 30 June 2009 proposing to reject the undertakings and recommend regulation. The Commission’s preliminary view, based on its overseas benchmarks, was that the initial cost-based termination rates in 2009 should be 7.2 cents per minute for mobile voice calls (as compared to 15 cents per minute) and 0.95 cents per text/SMS message, with these rates reducing to 3.8 cents per minute for mobile voice calls and 0.5 cents per text/SMS message by 2015.

The Commission then provided an additional opportunity for undertakings together with some guidance as to what rates it might accept from a commercial perspective. Telecom and Vodafone submitted undertakings which were aligned except that Vodafone’s undertaking proposed to delay the start of its incremental reduction in rates to 31 October 2010. Telecom subsequently resubmitted its undertakings to align the start dates. In February 2010 the Commission made a recommendation to the Minister to accept the undertakings in lieu of regulation.

The Minister sought further submissions on the Commission’s recommendation. On 20 April 2010, the Commission invited the Minister to take into account Vodafone’s new on-net pricing plans on the basis that the new plans had the potential to affect the Commission’s recommendation. On 26 April 2010, the Minister asked the Commission to reconsider its recommendation. The Commission released a draft reconsideration report in May 2010 and, following consultation, a final reconsideration report in June 2010. The reconsideration report recommended regulation of mobile termination rates.

On 4 August 2010 the Minister accepted the Commission’s recommendation to regulate mobile termination rates. The Minister expects that the legislative changes required to implement the regulation will be in place by mid to late September. The Commission then expects to commence a Standard Terms Determination shortly thereafter.

Commerce Act litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The pecuniary penalty will be considered partly under the old penalty regime (maximum of $5 million) and partly under the new regime (which provides for penalty of the greater of (i) $10 million; or (ii) three times any commercial gain (if it can be ascertained) or 10% of the turnover).

The trial was completed in early August 2008. A reserved judgment was delivered on 14 October 2009 in which the Court found that although most of Telecom’s pricing was not anti-competitive the pricing of two tail circuits breached the efficient component pricing rule (‘ECPR’) between March 2001 and late 2004. As a consequence it held that Telecom’s pricing of these configurations of data services were in breach of section 36 of the Act. There was insufficient evidence to ascertain the scope of the breach. Telecom appealed the High Court decision to the Court of Appeal and applied for a stay of any penalty hearing. The Commission cross appealed the points decided in Telecom’s favour, opposed Telecom’s application for a stay of the penalty hearing and applied for directions in respect of the penalty hearing. On 28 May the High Court adjourned Telecom’s application for a stay and the Commission’s application for directions for the parties to consider what evidence was required for a penalty hearing so it can determine both applications. Telecom has accepted that it is not practical to adduce evidence of commercial gain obtained from the breach but intends to adduce evidence of data revenue. It is expected that the Court will allocate a penalty hearing this year.

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission appealed the judgment. Telecom applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful as the Court of Appeal judgment released on 4 August 2009 dismissed the Commission’s appeal. The Commission successfully applied for leave to appeal to the Supreme Court. The Attorney General intervened on the basis that the counterfactual test should not continue to be the sole causative test under section 36. The Supreme Court hearing was held in June 2010 and Telecom awaits the judgment.

Telecommunications Act litigation

In April 2007, Vodafone appealed the Commission’s FY04 TSO Determination. The appeal was dismissed in the High Court in December 2007, however, Vodafone appealed to the Court of Appeal. On 2 December 2009 the Court of Appeal released its reserved decision which by majority dismissed Vodafone’s appeal. On 14 January 2010 Vodafone applied for leave to appeal the Court of Appeal’s decision to the Supreme Court which has been granted. Subsequently Vodafone and the Commission agreed with Telecom’s application to hear Telecom’s appeals of the two High Court judgments on the Determinations for FY05 and FY06 in the Supreme Court at the same time as Vodafone’s appeal on the Determinations for FY04. The Supreme Court hearing for all appeals is 21 February 2011.

In October 2008 both Telecom and Vodafone appealed and judicially reviewed the Commission’s FY05 and FY06 TSO Determinations. Telecom is challenging the Commission’s reduction in the WACC on grounds that the Commission wrongly reduced the asset beta which is a key component in the WACC. Judgment was delivered on 8 April 2010. Telecom was unsuccessful on both its appeal and judicial review application. Vodafone’s appeal was successful but its judicial review application was unsuccessful. Telecom has appealed both decisions direct to the Supreme Court with a hearing starting 21 February 2011. Reconsideration of the TSO calculations is stayed until after the Supreme Court appeal.

In October 2009 the Commission issued final TSO Determinations for FY07 and FY08. Telecom and Vodafone have filed notices to appeal and applied to judicially review those determinations on substantially the same grounds as the appeals noted above. The Court initially allocated a four day hearing starting 21 March 2011, but now that the Supreme Court hearing has been allocated in respect of TSO Determinations 2003/04 and 2005/06 the Court has vacated the March fixture and allocated a conference in May 2011 to review the status of the proceedings.

In November 2009 the Commission announced that it would issue enforcement proceedings against Telecom for a breach of the Undertakings in December 2009 in respect of its Wholesale Loyalty offers. On 7 July 2010 Telecom entered into a settlement agreement with the Commission under which Telecom paid $1.6 million for the benefit of the industry (which the Commission directed should be paid to Vodafone and Orcon equally). The Commission has agreed not to pursue any further action under the Telecommunications or Commerce Acts.

Other litigation

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. Telecom believes it has a strong defence for the majority of the claim. In 2009 the High Court allocated a tentative date for a six week hearing starting 14 June 2010. In December 2009 both parties applied to postpone the hearing date. On 26 January 2010 the Court granted the parties’ application to postpone and scheduled a new hearing for five weeks starting 7 February 2011. The Court also ordered that Asia Pacific Telecommunications Limited provide Telecom on a without prejudice basis with the quantum of the alleged losses from the breach of fiduciary duty causes of action. APT only provided Telecom with part of its calculation of quantum before the 30 June judicial conference. As a result, Telecom has not been able to completely review APT’s calculation. In addition, APT has not responded to Telecom’s additional request for documents arising out of its inspection of some documents located in Hong Kong. Consequently the Court has vacated the current fixture in February 2011 and allocated a further conference in September 2010 to review progress.

Telecom has other ongoing claims and investigations, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Future expectations

This financial guidance assumes retention of AAPT and does not reflect any impact from the Government’s UFB initiative, which is likely to reshape the industry in New Zealand.

Telecom currently expects the following outcomes for the year ending 30 June 2011:

•	Adjusted EBITDA of NZ$1.72 billion to NZ$1.78 billion;

•	Depreciation and amortisation of NZ$1.03 billion to NZ$1.09 billion;

•	Effective tax rate of around 37%;

•	Adjusted net earnings after tax of NZ$300 million to NZ$340 million; and

•	Capital expenditure of between NZ$1.0 billion and NZ$1.1 billion.

Telecom currently expects the following outcomes for the year ending 30 June 2012:

•	Adjusted EBITDA to increase by NZ$20 million to NZ$80 million; and

•	Adjusted effective tax rate of 25% to 28%.

Telecom currently expects the following outcomes for the year ending 30 June 2013:

•	Adjusted EBITDA to increase by NZ$20 million to NZ$80 million;

•	Adjusted effective tax rate of 25% to 28%; and

•	Capital expenditure of around NZ$750 million.

The key drivers and assumptions to achieve this guidance are:

•	Reduction in cost;

•	Simplification of the business;

•	Retention of high value customers; and

•	Targeted growth in mobile and IT Services markets.

This outlook is based on the current regulatory environment and economic, market and competitive conditions, which are expected to change over time. Accordingly, this outlook is subject to material change. Telecom’s ability to achieve this outlook is subject to significant risks. Further details on Telecom’s risk factors are included in Telecom’s 2010 Annual Report, to be available at: http://investor.telecom.co.nz.

Forward-looking statements

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and in the Q4 FY10 investor presentation, the Q4 media release and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2010 to be filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income.

2.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

3.	ARPU. Telecom calculates ARPU as mobile voice and data revenue for the period divided by an average number of customers.

4.	Free cash flow. Free cash flow is defined as EBITDA less capital expenditure.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Glossary

The following terms included in this management commentary have the following meanings:

‘ACCC’	Australian Competition and Consumer Commission

‘ADSL’	Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire

‘ARPU’	Average Revenue per Customer

‘CDMA’	Code Division Multiple Access, a technology used in digital mobile networks

‘CFH’	Crown Fibre Holdings Company

‘DSL’	Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop

‘EBITDA’	Earnings Before Interest, Tax, Depreciation and Amortisation

‘ECPR’	Efficient Component Pricing Rule

‘EOI’	Equivalence of Inputs

‘EPS’	Earnings Per Share

‘FCA’	Full Cost Apportionment

‘FNT’	Fixed Network Transformation

‘FTE’	Full Time Equivalent head count

‘FTTN’	Fibre To The Node

‘FY’	Financial Year ended 30 June

‘GAAP’	Generally Accepted Accounting Principals

‘HSNS’	High Speed Network Service

‘ICT’	Information and Communication Technologies

‘IFRS’	International Financial Reporting Standards

‘IOG’	Independent Oversight Group

‘ISDN’	Integrated Services Digital Network, a switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data

‘ITP’	Invitation To Participate

‘LFC’	Local Fibre Company

‘MAAS’	Managed Application Acceleration Service

‘MVNO’	Mobile Virtual Network Operator

‘NGT’	Telecom’s Next Generation Telecommunications business model

‘NGN’	Next Generation Networks

‘NM’	Not Meaningful

‘PSTN’	Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices

‘Q4 FY09’	Quarter ended 30 June 2009

‘Q4 FY10’	Quarter ended 30 June 2010

‘RBI’	Rural Broadband Initiative

‘SLES’	Sub-Loop Extension Service

‘Southern Cross’	The Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited

‘STD’	Standard Terms Determination

‘TDF’	Telecommunications Development Fund

‘TDL’	Telecommunications Development Levy

‘TSLRIC’	Total Service Long Run Incremental Cost methodology for determining the cost of a service

‘TSO’	Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001

‘UBA’	Unbundled Bitstream Access

‘UCLL’	Unbundled Copper Local Loop

‘UFB’	Ultra Fast Broadband

‘VDSL’	Very High Speed Digital Subscriber Line

‘VoIP’	Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP

‘WACC’	Weighted Average Cost of Capital

‘W-CDMA’	Wide-band Code Division Multiple Access

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted Group result

	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	265	266	261	259	263	260	254	256	252
Calling	314	319	322	312	286	264	254	245	240
Interconnection	45	47	44	45	41	42	41	48	47
Mobile	209	207	213	199	203	212	214	199	201
Data	160	160	166	163	163	159	165	157	161
Broadband and internet	144	147	143	149	143	144	143	141	146
IT services	139	113	123	108	142	115	116	98	151
Resale	91	92	81	81	79	74	71	65	64
Other operating revenue	101	100	54	91	41	86	57	56	46
Other gains	—	—	—	—	—	—	—	—	27

	1,468	1,451	1,407	1,407	1,361	1,356	1,315	1,265	1,335
Adjusted operating expenses
Labour	233	240	228	214	227	226	231	215	221
Intercarrier costs	300	322	316	315	286	252	241	235	229
Other operating expenses	448	423	445	400	442	431	418	351	457

	981	985	989	929	955	909	890	801	907
Adjusted EBITDA	487	466	418	478	406	447	425	464	428
Note - some comparative information has been represented to align with the current presentation Group revenue & cost breakdown
Calling
National - $m	187	189	173	175	165	162	156	155	150
International - $m	112	117	135	125	107	90	85	81	79
Other - $m	15	13	14	12	14	12	13	9	11

	314	319	322	312	286	264	254	245	240
Broadband and internet
Broadband revenue - $m	128	131	128	132	129	130	130	128	132
Internet revenue - $m	16	16	15	17	14	14	13	13	14

	144	147	143	149	143	144	143	141	146
IT Services Revenue
Procurement - $m	71	51	58	39	68	45	52	36	66
Professional Services - $m	13	8	10	8	10	9	8	8	12
Managed Services - $m	52	51	52	58	61	58	53	52	70
Other - $m	3	3	3	3	3	3	3	2	3

Total IT Services - $m	139	113	123	108	142	115	116	98	151
Southern Cross Dividends - $m	34	39	—	40	—	35	9	14	5
Other Operating Expenses
Mobile Cost of Sales - $m	82	74	81	53	84	85	83	63	67
IT Services Cost of Sales - $m	101	74	86	72	87	68	72	56	96
Other- $m	265	275	278	275	271	278	263	232	294

	448	423	445	400	442	431	418	351	457
FTE Permanent	8,555	8,391	8,437	8,453	8,421	8,313	8,350	8,439	8,393
FTE Contractors	1,009	1,101	813	641	546	591	651	732	622

FTE Total	9,564	9,492	9,250	9,094	8,967	8,904	9,001	9,171	9,015
Basic EPS	10	8	1	9	4	9	4	5	2
Basic EPS (Adjusted)	10	8	6	9	4	9	4	5	2

Dividend per share	8	6	6	6	6	6	6	6	6

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted revenue and adjusted EBITDA by Unit

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted Revenue and other gains
Chorus	245	255	249	250	256	256	255	256	269
Wholesale & International	324	336	358	356	325	321	328	320	323
Retail	557	543	542	527	526	527	526	510	513
Gen-i	419	381	390	357	381	357	359	333	400
AAPT	339	344	310	326	311	292	278	267	272
T&SS	134	156	154	155	144	163	159	149	159
Corporate	66	68	27	71	36	68	40	44	39
Eliminations	(616)	(632)	(623)	(635)	(618)	(628)	(630)	(614)	(640)

	1,468	1,451	1,407	1,407	1,361	1,356	1,315	1,265	1,335

Adjusted EBITDA
Chorus	180	186	186	186	192	188	186	188	192
Wholesale & International	77	59	63	67	46	61	62	60	43
Retail	116	107	89	112	96	91	82	113	110
Gen-i	71	57	55	59	48	40	60	58	67
AAPT	30	23	28	29	35	38	28	35	36
T&SS	—	—	1	1	—	1	1	—	—
Corporate	13	34	(2)	24	(11)	28	8	10	(20)

	487	466	418	478	406	447	425	464	428

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Chorus

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	—	3	4	3	4	4	5	6	7
Other operating revenue	3	5	3	4	6	6	8	2	6
Internal revenue	242	247	242	243	246	246	242	248	256

	245	255	249	250	256	256	255	256	269

Adjusted operating expenses
Labour	4	6	5	5	4	5	5	6	5
Other operating expenses	54	54	50	49	51	54	53	52	59
Internal expenses	7	9	8	10	9	9	11	10	13

	65	69	63	64	64	68	69	68	77

Adjusted EBITDA	180	186	186	186	192	188	186	188	192

Note - some comparative information has been represented to align with the current presentation Analysis & KPI’s - Chorus
Access Lines (Retail, Gen-i, Wholesale) (000)	1,688	1,672	1,655	1,650	1,639	1,634	1,625	1,615	1,600
UCLL Lines (000)	3	14	26	30	37	41	47	57	67
Other lines (non voice access lines and lines consumed internally) (000)	126	131	129	128	121	120	116	118	116

Total Access Lines (000)	1,817	1,817	1,810	1,808	1,797	1,795	1,788	1,790	1,783

Number of unbundled exchanges at period end	25	46	46	49	64	72	76	76	77
Number of FTTN cabinets migrated at period end	31	112	214	483	780	1,095	1,389	1,665	1,995
Number of customers who could be served by FTTN cabinets (000)	8	31	60	100	163	222	281	346	399

Broadband and internet
Broadband lines (Retail, Gen-i, Wholesale) (000)	760	775	786	815	836	858	874	894	910
UCLL (000)	3	14	26	30	37	41	47	57	67

Total Broadband lines (000)	763	789	812	845	873	899	921	952	977

FTE Permanent	152	171	180	190	193	205	213	222	231
FTE Contractors	32	46	44	32	20	14	11	10	17

FTE Total	184	217	224	222	213	219	224	232	248

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Wholesale & International

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	33	37	39	40	42	46	47	48	51
Calling	75	81	100	86	77	64	61	58	57
Interconnection	35	35	32	34	29	31	33	38	37
Mobile	—	1	2	4	3	2	2	2	4
Data	20	20	21	22	23	24	24	23	26
Broadband and internet	20	21	20	21	18	21	21	20	23
Other operating revenue	5	5	6	6	5	6	7	6	7
Internal revenue	136	136	138	143	128	127	133	125	118

	324	336	358	356	325	321	328	320	323

Adjusted operating expenses
Labour	11	13	15	14	15	14	15	13	13
Intercarrier costs	113	126	142	132	120	100	95	92	97
Other operating expenses	8	11	15	13	13	12	10	10	9
Internal expenses	115	127	123	130	131	134	146	145	161

	247	277	295	289	279	260	266	260	280

Adjusted EBITDA	77	59	63	67	46	61	62	60	43

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Wholesale & International

Local Service
Access Lines (000)	262	283	294	308	326	344	352	363	374

Calling
National - $m	4	4	4	4	4	5	4	4	3
International - $m	70	76	94	81	71	58	55	54	53
Other - $m	1	1	2	1	2	1	2	—	1

	75	81	100	86	77	64	61	58	57

Analysis of international calls:
International calling revenue comprised:
International outward revenue - $m	3	3	4	5	5	4	3	4	4
International inward revenue - $m	9	12	12	11	7	6	7	4	3
International transits revenue - $m	58	61	78	65	59	48	45	46	46

	70	76	94	81	71	58	55	54	53

International calling minutes comprised:
International outward minutes (m)	44	46	50	44	36	36	43	47	37
International inward minutes (m)	131	139	133	100	95	95	86	60	53
International transits minutes (m)	847	888	775	695	635	640	745	660	719

	1,022	1,073	958	839	766	771	874	767	809

International calling - average revenue per minute:
International outward revenue per minute (cents)	6.82	6.52	8.00	11.36	13.89	11.11	6.98	8.51	10.81
International inward revenue per minute (cents)	6.87	8.63	9.02	11.00	7.37	6.32	8.14	6.67	5.66

Analysis of international transits:
International transit revenue - $m	58	61	78	65	59	48	45	46	46
International intercarrier costs - $m	48	56	61	50	45	41	38	32	39

Gross margin - $m	10	5	17	15	14	7	7	14	7
Average margin per minute (cents)	1.18	0.56	2.19	2.16	2.20	1.09	0.94	2.12	0.97

Interconnect Revenues
PSTN & Other interconnection - $m	17	17	15	16	12	15	16	16	17
Mobile to mobile interconnection - $m	18	18	17	18	17	16	17	22	20

	35	35	32	34	29	31	33	38	37
Broadband and internet
Broadband revenue - $m	20	21	20	21	18	21	21	20	23
Broadband connections (000)	251	266	267	277	285	294	296	304	312

Other Operating Expenses
Mobile Cost of Sales - $m	—	1	3	1	1	1	1	—	(1)
Other- $m	8	10	12	12	12	11	9	10	10

	8	11	15	13	13	12	10	10	9

FTE Permanent	389	396	396	405	410	414	425	403	399
FTE Contractors	54	60	48	37	36	15	14	17	12

FTE Total	443	456	444	442	446	429	439	420	411

Note

-	The definition of international calling minutes has been revised following the split of the International voice and data business in Q4 FY10

-	some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Retail

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	190	186	181	179	180	174	171	169	164
Calling	99	96	94	91	86	85	85	81	77
Mobile	151	147	154	142	147	152	156	144	142
Data	7	6	7	5	6	6	5	5	6
Broadband and internet	69	68	67	70	71	71	71	72	75
IT services	5	4	4	6	4	5	5	4	—
Other operating revenue	5	4	6	5	4	4	5	6	7
Internal revenue	31	32	29	29	28	30	28	29	29
Other gains	—	—	—	—	—	—	—	—	13

	557	543	542	527	526	527	526	510	513
Adjusted operating expenses
Labour	39	42	41	39	40	39	42	41	40
Other operating expenses	118	104	127	90	116	121	122	89	102
Internal expenses	284	290	285	286	274	276	280	267	261

	441	436	453	415	430	436	444	397	403
Adjusted EBITDA	116	107	89	112	96	91	82	113	110

Analysis & KPI’s - Retail
Local Service
Access Lines (000)	1,335	1,299	1,274	1,256	1,229	1,207	1,191	1,171	1,146
Calling
National - $m	72	70	69	65	63	63	63	60	59
International - $m	19	19	19	18	17	16	16	16	14
Other - $m	8	7	6	8	6	6	6	5	4

	99	96	94	91	86	85	85	81	77
Analysis of national calls:
National calling revenue comprised
National - $m	26	26	25	24	24	24	25	25	25
Mobile - $m	40	39	39	36	34	35	34	31	31
National 0800 - $m	6	5	5	5	5	4	4	4	3

	72	70	69	65	63	63	63	60	59
National calling minutes comprised
National (m)	299	298	296	289	291	298	299	290	288
Mobile (m)	111	108	107	102	97	98	98	95	89
National 0800 (m)	13	13	13	12	12	12	12	11	11

	423	419	416	403	400	408	409	396	388
National calling - average revenue per minute
National (cents)	8.70	8.72	8.45	8.30	8.25	8.05	8.36	8.62	8.68
Mobile (cents)	36.04	36.11	36.45	35.29	35.05	35.71	34.69	32.63	34.83
National 0800 (cents)	46.15	38.46	38.46	41.67	41.67	33.33	33.33	36.36	27.27
Analysis of international calls:
International outward revenue - $m	19	19	19	18	17	16	16	16	14
International outward minutes (m)	112	106	111	102	94	93	94	89	83
International outward revenue per minute (cents)	16.96	17.92	17.12	17.65	18.09	17.20	17.02	17.98	16.87

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Retail (continued)

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	118	116	116	111	108	111	111	105	100
Data revenue - $m	56	57	57	55	55	62	65	62	65
Other mobile revenue - $m	25	23	28	19	27	27	30	23	25

	199	196	201	185	190	200	206	190	190

Mobile call minutes (m)	346	355	383	369	388	381	377	361	340
Mobile call minutes per user per month	53	54	56	55	59	56	55	53	53
Mobile call price per minute (cents)	34.10	32.68	30.29	30.08	27.84	29.13	29.44	29.09	29.41

New Zealand average revenue per user (‘ARPU’)
ARPU - $ per month	26.78	26.42	25.85	24.81	24.56	26.30	26.28	24.58	25.10
Postpaid - $ per month	55.80	54.80	54.10	51.52	52.85	54.20	55.08	51.49	52.09
Prepaid - $ per month	8.80	8.70	8.90	8.58	8.67	8.87	8.93	8.72	8.87
Voice - $ per month	18.23	17.84	17.67	16.61	16.54	16.83	16.58	15.40	15.24
Data - $ per month	8.55	8.58	8.18	8.20	8.02	9.47	9.70	9.19	9.87

Number of mobile customers at period end (000) (New Zealand)
Postpaid	832	843	854	858	856	861	859	864	840
Prepaid	1,334	1,336	1,397	1,381	1,309	1,368	1,431	1,407	1,312
Internal postpaid	10	12	12	13	21	21	20	20	19

Total mobile customers (CDMA & XT)	2,176	2,191	2,263	2,252	2,186	2,250	2,310	2,291	2,171

XT Postpaid (000)	—	—	—	—	66	175	267	311	369
XT Prepaid (000)	—	—	—	—	27	67	200	284	343

Total XT customers (000)	—	—	—	—	93	242	467	595	712

Data only devices (000) (Retail & Gen-i)	67	73	77	83	83	90	104	112	116

Broadband and internet
Broadband revenue - $m	61	62	61	63	65	66	66	67	70
Internet revenue - $m	8	6	6	7	6	5	5	5	5

	69	68	67	70	71	71	71	72	75

Broadband connections (000)	489	489	500	519	531	545	559	571	579
Dial up connections (000)	163	161	151	141	122	114	107	100	93

IT Services Revenue
Procurement - $m	2	1	1	3	1	2	2	2	(3)
Other - $m	3	3	3	3	3	3	3	2	3

Total IT Services - $m	5	4	4	6	4	5	5	4	—

Other Operating Expenses
Mobile Cost of Sales - $m	61	53	61	38	62	62	65	45	47
IT Services Cost of Sales - $m	2	3	4	4	1	4	4	4	(2)
Other -$m	55	48	62	48	53	55	53	40	57

	118	104	127	90	116	121	122	89	102

FTE Permanent	2,253	2,213	2,158	2,091	2,064	2,029	2,036	2,129	2,197
FTE Contractors	218	274	175	117	111	153	166	224	109

FTE Total	2,471	2,487	2,333	2,208	2,175	2,182	2,202	2,353	2,306

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Gen-i

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
Gen-i Total	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	32	31	31	30	28	27	25	26	25
Calling	49	48	46	42	44	44	40	39	41
Mobile	48	49	47	43	43	48	50	46	48
Data	96	94	98	96	93	88	93	86	88
Broadband and internet	5	6	7	6	7	7	7	6	6
IT services	134	109	119	102	138	110	111	94	151
Resale	1	—	1	1	—	—	1	1	—
Other operating revenue	33	28	26	23	10	19	14	14	9
Internal revenue	21	16	15	14	18	14	18	21	28
Other gains	—	—	—	—	—	—	—	—	4

	419	381	390	357	381	357	359	333	400
Adjusted operating expenses
Labour	88	86	86	79	85	84	83	76	84
Intercarrier costs	—	—	3	—	—	—	—	—	—
Other operating expenses	136	115	123	98	131	111	103	88	139
Internal expenses	124	123	123	121	117	122	113	111	110

	348	324	335	298	333	317	299	275	333

Adjusted EBITDA	71	57	55	59	48	40	60	58	67

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
Telecommunication solutions	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	32	31	31	30	28	27	25	26	25
Calling	49	48	46	42	44	44	40	39	41
Mobile	48	49	47	43	43	48	50	46	48
Data	96	94	98	96	93	88	93	86	88
Broadband and internet	5	6	7	6	7	7	7	6	6
IT services	1	3	3	3	6	7	6	4	12
Resale	1	—	1	1	—	—	1	1	—
Other operating revenue	26	23	22	19	7	16	14	13	7
Internal revenue	11	12	13	9	11	9	9	17	10
Other gains	—	—	—	—	—	—	—	—	4

	269	266	268	249	239	246	245	238	241

Adjusted operating expenses
Labour	48	50	48	46	49	47	45	42	48
Intercarrier costs	—	—	3	—	—	—	—	—	—
Other operating expenses	38	40	47	31	43	43	37	36	37
Internal expenses	124	123	122	121	116	120	112	109	106

	210	213	220	198	208	210	194	187	191

Adjusted EBITDA	59	53	48	51	31	36	51	51	50

Appendix – Supplemental information and KPIs

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
IT solutions	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
IT services	133	106	116	99	132	103	105	90	139
Other operating revenue	7	5	4	4	3	3	—	1	2
Internal revenue	10	4	2	5	7	5	9	4	18

	150	115	122	108	142	111	114	95	159

Adjusted operating expenses
Labour	40	36	38	33	36	37	38	34	36
Other operating expenses	98	75	76	67	88	68	66	52	102
Internal Expenses	—	—	1	—	1	2	1	2	4

	138	111	115	100	125	107	105	88	142

Adjusted EBITDA	12	4	7	8	17	4	9	7	17

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Gen-i

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
Local Service
Access Lines (000)	91	90	87	86	84	83	82	81	80

Calling
National - $m	39	39	37	36	35	35	32	33	32
International - $m	4	4	3	3	3	4	3	2	3
Other - $m	6	5	6	3	6	5	5	4	6

	49	48	46	42	44	44	40	39	41
Analysis of national calls:
National calling revenue comprised
National - $m	6	6	5	5	5	5	4	6	5
Mobile - $m	18	19	17	17	16	17	15	14	14
National 0800 - $m	15	14	15	14	14	13	13	13	13

	39	39	37	36	35	35	32	33	32

National calling minutes comprised
National (m)	66	72	62	60	66	72	71	70	69
Mobile (m)	74	75	70	66	65	66	62	60	61
National 0800 (m)	133	133	141	145	144	152	145	145	144

	273	280	273	271	275	290	278	275	274

National calling - average revenue per minute
National (cents)	9.09	8.33	8.06	8.33	7.58	6.94	5.63	8.57	7.25
Mobile (cents)	24.32	25.33	24.29	25.76	24.62	25.76	24.19	23.33	22.95
National 0800 (cents)	11.28	10.53	10.64	9.66	9.72	8.55	8.97	8.97	9.03

Analysis of international calls:
International outward revenue - $m	4	4	3	3	3	4	3	2	3
International outward minutes (m)	16	16	15	14	14	14	13	12	13
International outward revenue per minute (cents)	25.00	25.00	20.00	21.43	21.43	28.57	23.08	16.67	23.08

Broadband and internet
Broadband revenue - $m	5	6	7	6	7	7	7	6	6
Broadband connections (000)	20	20	19	19	20	19	19	19	19

IT Services Revenue
Procurement - $m	69	50	57	36	67	43	50	34	69
Professional Services - $m	13	8	10	8	10	9	8	8	12
Managed Services - $m	52	51	52	58	61	58	53	52	70

Total IT Services - $m	134	109	119	102	138	110	111	94	151

Other Operating Expenses
Mobile Cost of Sales - $m	21	20	17	14	21	22	17	18	21
IT Services Cost of Sales - $m	99	71	82	68	86	64	68	52	98
Other - $m	16	24	24	16	24	25	18	18	20

	136	115	123	98	131	111	103	88	139

FTE Permanent - Telcommunication solutions	1,177	1,154	1,193	1,231	1,222	1,196	1,187	1,185	1,172
FTE Permanent - IT solutions	1,545	1,478	1,546	1,596	1,597	1,566	1,588	1,582	1,554

Total FTE Permanent	2,722	2,632	2,739	2,827	2,819	2,762	2,775	2,767	2,726

FTE Contractors - Telcommunication solutions	111	122	98	70	60	57	52	74	72
FTE Contractors - IT solutions	276	275	179	145	120	135	148	161	153

Total FTE Contractors	387	397	277	215	180	192	200	235	225

FTE Total	3,109	3,029	3,016	3,042	2,999	2,954	2,975	3,002	2,951

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - AAPT

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	A$m	A$m	A$m	A$m	A$m	A$m	A$m	A$m	A$m
Adjusted operating revenues and other gains
Local service	10	9	6	7	9	9	6	7	5	5	7	6	5	6	7	5	5	4
Calling	91	94	82	93	79	71	68	67	65	79	75	70	73	64	58	54	53	50
Interconnection	10	12	12	11	12	11	8	10	10	8	10	10	9	9	8	8	8	7
Mobile	10	10	10	10	10	10	6	7	7	9	8	8	9	8	7	6	5	6
Data	37	40	40	40	41	41	43	43	41	31	32	33	32	33	34	33	33	34
Broadband and internet	50	52	49	52	47	45	44	43	42	42	41	42	41	39	36	36	33	33
Resale	90	92	80	80	79	74	70	64	64	76	73	68	65	62	59	55	52	50
Other operating revenue	10	7	5	5	7	3	6	7	14	7	5	5	4	5	3	6	5	11
Internal revenue	31	28	26	28	27	28	27	19	24	24	22	22	23	21	23	20	16	19
Other gains	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	339	344	310	326	311	292	278	267	272	281	273	264	261	247	235	223	210	214

Adjusted operating expenses
Labour	50	55	44	43	45	44	45	43	40	41	43	36	36	35	36	34	34	32
Intercarrier costs	187	196	171	183	166	152	146	143	132	158	156	145	145	135	122	117	112	104
Other operating expenses	50	49	41	45	45	39	45	35	48	39	39	38	35	32	34	34	30	37
Internal expenses	22	21	26	26	20	19	14	11	16	18	17	21	21	18	14	11	10	13

	309	321	282	297	276	254	250	232	236	256	255	240	237	220	206	196	186	186

Adjusted EBITDA	30	23	28	29	35	38	28	35	36	25	18	24	24	27	29	27	24	28

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - AAPT

Local Service
Consumer access Lines (000)	309	302	283	263	247	234	227	209	199

Calling
National - A$m	65	62	55	56	52	49	46	46	43
International - A$m	14	13	15	17	12	9	8	7	7

	79	75	70	73	64	58	54	53	50

Broadband and internet
Broadband revenue - A$m	34	33	34	33	32	29	29	27	26
Internet revenue - A$m	8	8	8	8	7	7	7	6	7

	42	41	42	41	39	36	36	33	33

Consumer broadband connections (000)	157	151	142	134	127	122	120	116	113

Other Operating Expenses - A$m	39	39	38	35	32	34	34	30	37

	39	39	38	35	32	34	34	30	37

FTE Permanent	1,361	1,332	1,331	1,265	1,226	1,186	1,166	1,165	1,120
FTE Contractors	106	106	93	75	63	54	53	51	40

FTE Total	1,467	1,438	1,424	1,340	1,289	1,240	1,219	1,216	1,160

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - T&SS

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Other operating revenue	2	2	2	1	2	3	2	2	1
Internal revenue	132	154	152	154	142	160	157	147	148
Other gains	—	—	—	—	—	—	—	—	10

	134	156	154	155	144	163	159	149	159

Adjusted operating expenses
Labour	21	25	25	22	22	25	29	24	25
Other operating expenses	59	78	75	76	61	81	75	64	72
Internal expenses	54	53	55	56	61	56	56	61	62

	134	156	155	154	144	162	160	149	159

Adjusted EBITDA	—	—	(1)	1	—	1	(1)	—	—

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - T&SS

FTE Permanent	1,500	1,473	1,471	1,483	1,505	1,527	1,534	1,537	1,498
FTE Contractors	196	206	164	157	134	157	200	187	209

FTE Total	1,696	1,679	1,635	1,640	1,639	1,684	1,734	1,724	1,707

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Corporate

	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 Q2 FY10	Q3 FY10 NZ$m	Q4 FY10 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	43	49	6	47	7	45	15	19	2
Internal revenue	23	19	21	24	29	23	25	25	37

	66	68	27	71	36	68	40	44	39
Adjusted operating expenses
Labour	20	13	12	12	16	15	12	12	14
Other operating expenses	23	12	14	29	25	13	10	13	28
Internal expenses	10	9	3	6	6	12	10	9	17

	53	34	29	47	47	40	32	34	59

Adjusted EBITDA	13	34	(2)	24	(11)	28	8	10	(20)

Note - some comparative information has been represented to align with the current presentation Analysis & KPI’s - Corporate
Southern Cross Dividends - $m	34	39	—	40	—	35	9	14	5

FTE Permanent	178	174	162	192	204	190	201	216	222
FTE Contractors	16	12	12	8	2	6	7	8	10

FTE Total	194	186	174	200	206	196	208	224	232

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom Group

Capex Summary

	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Transformation and regulation
XT mobile network	68	89	71	95	60	12	17	18	53
FTTN	10	28	34	30	34	39	39	33	41
FNT	11	48	35	26	41	18	24	8	15
NGT Retail	10	4	9	9	33	14	33	20	42
Separation	22	23	22	27	51	45	47	33	38
Other Regulatory	6	3	3	3	2	2	3	1	1

Total transformation and regulation	127	195	174	190	221	130	163	113	190

Business sustaining
IT systems	40	16	14	16	20	7	15	8	39
Gen-i	54	30	22	11	15	11	7	13	28
AAPT	40	23	19	17	30	10	14	27	26
Southern Cross capacity	—	19	—	25	—	33	—	—	15
Network maintenance and growth	77	49	48	46	58	45	42	43	75
New products and services	2	2	3	1	—	4	3	4	36
Other business sustaining	15	6	12	10	21	8	8	17	49

Total business and sustaining	228	145	118	126	144	118	89	112	268

Total Group	355	340	292	316	365	248	252	225	458

Capital expenditure is presented on an accruals basis